Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF AMALGAMATION

BY AND BETWEEN

AXIS CAPITAL HOLDINGS LIMITED

AND

PARTNERRE LTD.

Dated as of January 25, 2015

3.23	Permits; Compliance with Laws	32
3.24	Takeover Statutes	33
3.25	Interested Party Transactions	33
3.26	Reserves	33
3.27	Insurance Policies	34
3.28	Registration Statement; Joint Proxy Statement	34
3.29	Opinion of Financial Advisor	34
3.30	Brokers or Finders	35
3.31	Reorganization	35
3.32	Environmental Matters	35
3.33	No Other Representations or Warranties	36

ARTICLE IV MUTUAL COVENANTS OF THE PARTIES		36

4.1	Preparation of Proxy Statement; Shareholder Meetings	36
4.2	Access to Information; Confidentiality	38
4.3	Filings; Reasonable Best Efforts; Notification	38
4.4	Tax-Free Treatment	40
4.5	Public Announcements	40
4.6	Section 16 Matters	40
4.7	Notification of Certain Matters	41

ARTICLE V ADDITIONAL COVENANTS OF THE PARTIES		41

5.1	Conduct of Operations of Axis and PRE.	41
5.2	Bermuda Required Actions	45
5.3	Indemnification; Directors’ and Officers’ Insurance	45
5.4	NYSE Listing	46
5.5	Employees and Employee Benefits	46
5.6	Stock Exchange Delisting	47
5.7	Financing.	47
5.8	Acquisition Proposals	47
5.9	Approvals	50

ARTICLE VI CONDITIONS		51

6.1	Conditions to the Obligations of Each Party	51
6.2	Conditions to Obligations of PRE.	51
6.3	Conditions to Obligations of Axis.	53

ARTICLE VII TERMINATION AND AMENDMENT		54

7.1	Termination	54

7.2	Effect of Termination	55
7.3	Amendment	58
7.4	Extension; Waiver	58

ARTICLE VIII MISCELLANEOUS		58

8.1	Survival of Representations and Warranties	58
8.2	Notices	58
8.3	Interpretation	59
8.4	Counterparts	60
8.5	Entire Agreement	61
8.6	Severability	61
8.7	Third-Party Beneficiaries	61
8.8	Governing Law	61
8.9	Consent to Jurisdiction; Venue	61
8.10	Specific Performance	62
8.11	Assignment	62
8.12	Expenses	62
8.13	Defined Terms	62

AGREEMENT AND PLAN OF AMALGAMATION

This Agreement and Plan of Amalgamation (this “Agreement”) is made and entered into as of January 25, 2015, by and between Axis Capital Holdings Limited, a Bermuda exempted company (“Axis”) and PartnerRe Ltd., a Bermuda exempted company (“PRE” and, together with Axis, the “parties”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of Axis (the “Axis Board”) and the Board of Directors of PRE (the “PRE Board”) have determined that a business combination between Axis and PRE presents the opportunity for their respective companies to achieve long-term financial and strategic benefits and accordingly have determined to effect a business combination upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is proposed that PRE and Axis will amalgamate (the “Amalgamation”) and continue as a Bermuda exempted company (the “Amalgamated Company”), upon the terms and subject to the conditions of this Agreement and a statutory amalgamation agreement in a form to be agreed between the parties (the “Amalgamation Agreement”), and in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”);

WHEREAS, the Axis Board and the PRE Board have unanimously: (i) determined that the Amalgamation is advisable and fair to, and in the best interests of, Axis and PRE, respectively; and (ii) approved and adopted this Agreement, the Amalgamation Agreement and the Transactions; and

WHEREAS, for U.S. federal income tax purposes, the parties intend that the Amalgamation will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder (the “Treasury Regulations”), and that this Agreement be, and be hereby adopted as, a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder.

NOW, THEREFORE, in consideration of these premises and the representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I

THE AMALGAMATION

1.1           The Amalgamation; Effective Time.  Upon the terms and subject to the conditions set forth in this Agreement and the Amalgamation Agreement, Axis and PRE will cause an application for registration of the Amalgamated Company (the “Amalgamation Application”) to be prepared, executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under S.108 of the Companies Act on or prior to the Closing Date and will cause the Amalgamation to become effective pursuant to the Companies Act. The

Amalgamation shall become effective upon the issuance of a certificate of amalgamation (the “Certificate of Amalgamation”) by the Registrar or such other time as the Certificate of Amalgamation may provide. The parties agree that they will request the Registrar provide in the Certificate of Amalgamation that the Effective Time will be 9:00 a.m., New York City time, on the Closing Date (the “Effective Time”).

1.2           Closing.  Subject to the terms and conditions of this Agreement, the closing of the Amalgamation (the “Closing”) will take place at the offices of Simpson Thacher & Bartlett LLP,  425 Lexington Avenue, New York, New York, at 8:00 a.m., New York City time, on the date (the “Closing Date”) that is the third Business Day after the day on which the last of those conditions (other than any conditions set forth in Article VI that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) is satisfied or waived in accordance with this Agreement, or at such other place and time or on such other date as Axis and PRE may agree in writing.

1.3           Effects of the Amalgamation. As of the Effective Time, subject to the terms and conditions of this Agreement and the Amalgamation Agreement, Axis shall be amalgamated with PRE and the Amalgamated Company shall continue after the Amalgamation. The parties acknowledge and agree that for purposes of Bermuda Law: (i) the Amalgamation shall be effected so as to constitute an “amalgamation” in accordance with S.104 of the Companies Act, and (ii) the Amalgamated Company shall be deemed to be an “amalgamated company” as such term is understood under the Companies Act. Under the Companies Act, from and after the Effective Time: (a) the Amalgamation of Axis and PRE and their continuance as one company shall become effective; (b) the property of each of Axis and PRE shall become the property of Amalgamated Company; (c) Amalgamated Company shall continue to be liable for the obligations and liabilities of each of Axis and PRE; (d) any existing cause of action, claim or liability to prosecution shall be unaffected; (e) a civil, criminal or administrative action or proceeding pending by or against Axis or PRE may be continued to be prosecuted by or against Amalgamated Company; and (f) a conviction against, or ruling, order or judgment in favor of or against, Axis or PRE may be enforced by or against Amalgamated Company.

1.4           Amalgamated Company Memorandum of Association and Bye-laws.  The memorandum of association and the bye-laws of the Amalgamated Company (respectively, the “Amalgamated Company Memorandum of Association” and the “Amalgamated Company Bye-Laws”) shall be in the form to be mutually agreed by Axis and PRE no later than the mailing of the Joint Proxy Statement , which shall contain the terms set forth on Section 1.4 of each party’s Disclosure Letter (as each may thereafter be amended or modified from time to time after the date hereof and prior to the mailing of the Joint Proxy Statement by the mutual written agreement of the parties).

1.5           Governance; Directors and Officers of Axis.

(a)           The parties shall take all actions necessary to cause the number of directors constituting the full Amalgamated Company board of directors (the “Amalgamated Company Board”) as of the Effective Time to be 14 and comprised of: (i) seven directors designated by Axis prior to the Closing (the “Axis Board Designees”) provided, that, one such Axis Board Designee shall be Albert Benchimol and (ii) seven directors designated by PRE (the

“PRE Board Designees”), provided, that, one such PRE Board Designee shall be Jean-Paul Montupet (such directors, collectively, the “Post-Closing  Directors”).  The Post-Closing Directors will serve until the earlier of their resignation or removal or until their respective successors are duly elected or appointed in accordance with the Bye-Laws of the Amalgamated Company.

(b)           The parties shall take all actions reasonably necessary so that, immediately after the Effective Time, the Amalgamated Company Board shall designate the following six committees: (i) Audit, (ii) Risk, (iii) Nominating and Corporate Governance, (iv) Finance; (v) Compensation and (vi) Executive.  Each committee of the Amalgamated Company Board shall be composed of Post-Closing Directors drawn equally from the Axis Board Designees and PRE Board Designees who shall serve until the earlier of their resignation or removal or until their respective successors are duly elected or appointed or such other time that the Amalgamated Company Board after the Closing determines to reconstitute or eliminate such committee, in each case in accordance with the Bye-Laws of the Amalgamated Company. At the Effective Time, the initial chairpersons of the Risk, Nominating and Corporate Governance and Compensation committees of the Amalgamated Company Board shall have been designated by the Axis Board in its sole discretion and the chairpersons of the Audit, Finance and Executive committees of the Amalgamated Company Board shall have been designated by the PRE Board in its sole discretion, all such initial chairpersons to serve until the earlier of their resignation or removal or until their respective successors are duly elected or appointed or such other time that the Amalgamated Company Board after the Closing determines to reconstitute or eliminate such committee, in each case in accordance with the Bye-Laws of the Amalgamated Company.

(c)           The parties shall take all actions necessary so that immediately after the Effective Time: (i) Albert Benchimol shall be appointed as the President and Chief Executive Officer of the Amalgamated Company to serve until the earlier of his resignation or removal in accordance with the Bye-Laws of the Amalgamated Company, (ii) Jean-Paul Montupet shall be elected as the chairman of the Amalgamated Company Board to serve until the earlier of his resignation or removal in accordance with the Bye-Laws of the Amalgamated Company and (iii) the Bye-Laws of the Amalgamated Company shall provide (x) that until the third (3rd) anniversary of the Closing, the affirmative vote of 75% of the then Amalgamated Company Board (excluding interested directors, employees and officers of the Amalgamated Company) will be required to remove Mr. Benchimol or Mr. Montupet from such roles (y) that any amendments to the provisions described in (x) above shall require the affirmative vote of 75% of the then Amalgamated Company Board (excluding interested directors, employees and officers of the Amalgamated Company) and (z) for a staggered board.

ARTICLE II

CONVERSION OF SECURITIES

2.1           Effect on Share Capital.  Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Amalgamation and without any action on the part of the holders of any share capital of Axis or PRE:

(a)           Cancellation of Treasury Shares.  Notwithstanding anything in this Agreement to the contrary, each common share of: (i) PRE, par value $1.00 per share (a “PRE Common Share”) that is owned by PRE, Axis or by any respective Subsidiary of PRE or Axis immediately prior to the Effective Time and (ii) Axis, par value $0.0125 per share (an “Axis Common Share”) that is owned by PRE, Axis or by any respective Subsidiary of PRE or Axis immediately prior to the Effective Time  (other than any PRE Common Shares held by a wholly owned Subsidiary of PRE or Axis Common Shares held by a wholly owned Subsidiary of Axis) (collectively (i) and (ii), the “Excluded Shares”) shall, by virtue of the Amalgamation and without any action on the part of the holder thereof, be cancelled and shall cease to exist, and no PRE Consideration or Axis Consideration shall be delivered in respect of the Excluded Shares.

(b)           Conversion of PRE Common Shares.  Each PRE Common Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) shall automatically be cancelled and converted into the right to receive 2.18 (the “PRE Exchange Ratio”) validly issued, fully paid and non-assessable common shares of the Amalgamated Company, par value $0.0125 per share (each, an “Amalgamated Company Common Share”), together with any cash paid in lieu of fractional shares in accordance with Section 2.2(g) (collectively, the “PRE Consideration”).  As of the Effective Time, all PRE Common Shares shall be cancelled automatically and shall cease to exist and the holders of PRE Common Shares (the “PRE Shareholders”) shall cease to have any rights with respect to such PRE Common Shares, except: (i) in the case of the PRE Common Shares (other than Excluded Shares), the right to receive the PRE Consideration in accordance with Section 2.2, and (ii) in the case of the PRE Dissenting Shares that are PRE Common Shares, the right to receive the excess, if any, of the fair value thereof as determined in accordance with (and subject to the terms and conditions of) Section 2.1(f) over the PRE Consideration.

(c)           Conversion of Axis Common Shares.  Each Axis Common Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) shall automatically be cancelled and converted into the right to receive one Amalgamated Company Common Share (the “Axis Exchange Ratio”), together with any cash paid in lieu of fractional shares in accordance with Section 2.2(g) (collectively, the “Axis Consideration”).  As of the Effective Time, all Axis Common Shares shall be canceled automatically and shall cease to exist and the holders of Axis Common Shares (the “Axis Shareholders”) shall cease to have any rights with respect to such Axis Common Shares, except:  (i) in the case of the Axis Common Shares (other than the Excluded Shares), the right to receive the Axis Consideration in accordance with Section 2.2, and (ii) in the case of the Axis Dissenting Shares that are Axis Common Shares, the additional right to receive the excess, if any, of the fair value thereof as determined in accordance with (and subject to the terms and conditions of) Section 2.1(e) over the Axis Consideration.

(d)           Certain Adjustments.  The Axis Consideration and the PRE Consideration (collectively, the “Consideration”) shall be appropriately adjusted to reflect fully and equitably the effect of any share split, reverse share split, share consolidation, share subdivision, share bonus issue, share dividend (including any dividend or similar distribution of securities convertible into Axis Common Shares or PRE Common Shares, as the case may be), reorganization, recapitalization, reclassification or other similar event that occurs between the date of this Agreement and the Effective Time with respect to Axis Common Shares or PRE Common Shares in order to provide the Axis Shareholders and the PRE Shareholders with the same economic effect as contemplated by this Agreement and the Amalgamation Agreement prior to any such event; provided, that, nothing in this Section 2.1(d) shall be construed to permit PRE or Axis to take any action with respect to its securities that is prohibited by the terms of this Agreement or the Amalgamation Agreement.

(e)           Shares of Axis Dissenting Holders.  At the Effective Time any Axis Dissenting Shares shall be cancelled, and unless otherwise required by applicable Law, be converted into the right to receive the Axis Consideration as described in Section 2.1(c) or, as the case may be, the preferred shares of the Amalgamated Company described in Section 2.1(g)and any Axis Dissenting Holders, in the event that the fair value of an Axis Dissenting Share as appraised by the Supreme Court of Bermuda, under Section 106(6) of the Companies Act (the “Appraised Fair Value”) is greater than the Axis Consideration, be entitled to receive such difference from the Amalgamated Company by payment within thirty (30) days after such Appraised Fair Value is finally determined pursuant to such appraisal procedure.   Axis shall give PRE: (i) prompt notice of (A) any demands for appraisal of Axis Dissenting Shares or withdrawals of such demands received by Axis and (B) to the extent that Axis has Knowledge, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Axis Dissenting Shares and (ii) to the extent permitted by applicable Law, the opportunity to participate with Axis in, and to be regularly consulted by Axis with respect to, any settlement negotiations and proceedings with respect to any written demands for appraisal under the Companies Act.  Neither PRE nor Axis shall, without the prior written consent of the other party (such written consent not to be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle, or offer to settle, any demands or applications for appraisal pursuant to this Article II.

(f)           Shares of PRE Dissenting Holders.  At the Effective Time any PRE Dissenting Shares shall be cancelled, and unless otherwise required by applicable Law, be converted into the right to receive the PRE Consideration as described in Section 2.1(b) or, as the case may be, the preference shares of the Amalgamated Company as described in Section 2.1(g) and any PRE Dissenting Holders, in the event that the Appraised Fair Value of a PRE Dissenting Share is greater than the PRE Consideration, be entitled to receive such difference from the Amalgamated Company by payment within thirty (30) days after such Appraised Fair Value is finally determined pursuant to such appraisal procedure.  PRE shall give Axis:  (i) prompt notice of (A) any demands for appraisal of PRE Dissenting Shares or withdrawals of such demands received by PRE and (B) to the extent that PRE has Knowledge, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the PRE Dissenting Shares and (ii) to the extent permitted by applicable Law, the opportunity to participate with PRE in, and to be regularly consulted by PRE with respect to, any settlement negotiations and proceedings with respect to any written demands for appraisal under the Companies Act.

(g)           Preferred Shares.  Each share of the PRE Preferred Shares and Axis Preferred Shares issued and outstanding at the Effective Time shall remain outstanding as preferred shares of the Amalgamated Company and shall be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by the respective certificate of designation, preferences and rights of such PRE Preferred Shares or Axis Preferred Shares, respectively.

2.2           Exchange Procedures.

(a)           Exchange Agent.  At least five Business Days prior to the Effective Time, Axis and PRE shall jointly designate an exchange agent (the “Exchange Agent”) for the purpose of: (i) exchanging share certificates registered in the name of a PRE Shareholder and representing PRE Common Shares (each, a “PRE Certificate”) or PRE Common Shares registered in the register of shareholders of PRE (the “PRE Share Register”) outstanding immediately prior to the Effective Time (“Uncertificated PRE Common Shares”), and (ii) exchanging share certificates registered in the name of an Axis Shareholder and representing Axis Common Shares (each, an “Axis Certificate”) or Axis Common Shares registered in the register of shareholders of Axis (the “Axis Share Register”) outstanding immediately prior to the Effective Time (“Uncertificated Axis Common Shares”).

(b)           Exchange Fund.  At or as soon as reasonably practicable following the Effective Time, the Amalgamated Company shall deposit, or shall cause to be deposited, with the Exchange Agent in accordance with this Article II certificates or shares in book-entry form representing an aggregate number of Amalgamated Company Common Shares to be exchanged in the Amalgamation  pursuant to  Sections 2.1(b) and 2.1(d).  As may be necessary from time to time following the Effective Time, the Amalgamated Company shall deposit, or cause to be deposited, with the Exchange Agent any dividends or distributions to which the PRE Shareholders and the Axis Shareholders may be entitled pursuant to Section 2.2(e) in an amount sufficient to pay such dividends or distributions.  Such Axis Consideration, PRE Consideration and other amounts so deposited pursuant to this Section 2.2(b) are hereinafter referred to as the “Exchange Fund.” No interest shall be paid or accrued for the benefit of the respective holders of the PRE Certificates, Uncertificated PRE Common Shares, Axis Certificates or Uncertificated Axis Common Shares on cash amounts payable from the Exchange Fund pursuant to this Section 2.2.

(c)           Investment of Exchange Fund.  The Exchange Agent shall invest any cash in the Exchange Fund as directed by the Amalgamated Company; provided that such investments shall be in either direct obligations of, or fully guaranteed by, the United States of America or in money market funds having a rating in the highest investment category granted by an internationally recognized credit rating agency at the time of investment. Any interest and other income resulting from such investments shall be promptly paid to the Amalgamated Company and any amounts in excess of the amounts payable under Sections 2.1(b) and (d) shall be promptly returned to the Amalgamated Company.  To the extent that there are any losses with respect to any such investments, or such cash in the Exchange Fund diminishes for any reason below the level required for the Exchange Agent to make prompt cash payment of amounts under Sections 2.2(e) and(g), the Amalgamated Company shall promptly replace or restore the cash to the Exchange Fund so as to ensure that there is sufficient cash for the Exchange Agent to make all such payments.

(d)           Exchange Procedures.  As promptly as practicable (but in no event later than five Business Days) following the Effective Time, the Amalgamated Company shall cause the Exchange Agent to mail to: (1) each PRE Shareholder of record of PRE Common Shares converted pursuant to Section 2.1(b):  (i) a letter of transmittal (which shall be in form and substance as the parties may reasonably specify at least three Business Days prior to the

Effective Time, including that delivery shall be effective upon the proper delivery of the PRE Certificates or, in the case of Uncertificated PRE Common Shares, pursuant to customary provisions with respect to delivery of an “agent’s” message in accordance with the instructions set forth therein), and (ii) instructions to effect the surrender of PRE Certificates or Uncertificated PRE Common Shares in exchange for the PRE Consideration, and (2) each Axis Shareholder of record of Axis Common Shares converted pursuant to Section 2.1(c): (i) a letter of transmittal (which shall be in form and substance as the parties may reasonably specify at least three Business Days prior to the Effective Time, including that delivery shall be effective upon the proper delivery of the Axis Certificates or, in the case of Uncertificated Axis Common Shares, pursuant to customary provisions with respect to delivery of an “agent’s” message in accordance with the instructions set forth therein), and (ii) instructions to effect the surrender of Axis Certificates or Uncertificated Axis Common Shares in exchange for the Axis Consideration.  Following the Effective Time, upon surrender of title to the PRE Common Shares previously held by a PRE Shareholder in accordance with this Section 2.2, together with a duly executed letter of transmittal and such other documents as the Exchange Agent may reasonably require, a PRE Shareholder shall be entitled to receive in exchange therefor: (A) a certificate or book-entry representing that number of whole Axis Common Shares (rounded down) which such PRE Shareholder has the right to receive as PRE Consideration payable in respect thereof and (B) any cash in lieu of fractional shares that such shareholder has the right to receive pursuant to Section 2.2(g), and any PRE Certificate so surrendered shall be marked as cancelled immediately.  In the event that the PRE Consideration is to be paid to a Person that is not registered in the transfer records of PRE, a certificate or book-entry representing the PRE Consideration may be issued to such Person if: (i) the PRE Certificate representing such PRE Common Shares (if any) is presented to the Exchange Agent, (ii) all documents so required to evidence and effect such transfer that are reasonably satisfactory to the Amalgamated Company are presented to the Exchange Agent and (iii) evidence reasonably satisfactory to the Amalgamated Company is presented confirming that any applicable stock transfer taxes have been paid. Following the Effective Time, upon surrender of title to the Axis Common Shares previously held by an Axis Shareholder in accordance with this Section 2.2, together with a duly executed letter of transmittal and such other documents as the Exchange Agent may reasonably require, an Axis Shareholder shall be entitled to receive in exchange therefor: (A) a certificate or book-entry representing that number of whole Axis Common Shares (rounded down) which such Axis Shareholder has the right to receive as Axis Consideration payable in respect thereof and (B) any cash in lieu of fractional shares that such shareholder has the right to receive pursuant to Section 2.2(g), and any Axis Certificate so surrendered shall be marked as cancelled immediately.  In the event that the Axis Consideration is to be paid to a Person that is not registered in the transfer records of Axis, a certificate or book-entry representing the Axis Consideration may be issued to such Person if: (1) the Axis Certificate as applicable, representing such Axis Common Shares (if any) is presented to the Exchange Agent, (2) all documents so required to evidence and effect such transfer that are reasonably satisfactory to the Amalgamated Company are presented to the Exchange Agent and (3) evidence reasonably satisfactory to the Amalgamated Company is presented confirming that any applicable share transfer taxes have been paid.

(e)           Distributions with Respect to Unexchanged Shares.  No dividends or other distributions declared or made with respect to Amalgamated Company Common Shares with a record date on or following the Effective Time shall be paid to any holder of any unexchanged

PRE Certificate, Uncertificated PRE Common Shares, unexchanged Axis Certificate, or Uncertificated Axis Common Shares with respect to PRE Common Shares  or Axis Common Shares (as the case may be) represented thereby, nor shall the cash payment in lieu of fractional shares be paid to any such holder pursuant to Section 2.2(g), until such holder has exchanged such PRE Certificate, Uncertificated PRE Common Shares, unexchanged Axis Certificate, or Uncertificated Axis Common Shares in accordance with the instructions and procedures set forth in this Article II.  Following such exchange, such former PRE Shareholder or Axis Shareholder (as the case may be) shall be entitled to receive, in addition to their applicable Consideration, without interest: (i) at the time of such exchange, any dividends or other distributions with a record date on or following the Effective Time theretofore payable with respect to such whole Amalgamated Company Common Shares and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole Amalgamated Company Common Shares with a record date after the Effective Time but with a payment date subsequent to the date of the exchange.

(f)           No Further Rights in Common Shares.  All PRE Consideration or other cash amounts received or paid upon the surrender of title to PRE Common Shares in accordance with the terms of this Article II shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such PRE Common Shares.  From and after the Effective Time, the PRE Share Register shall be closed and there shall be no further registration of transfers on the share transfer books of the Amalgamated Company of the PRE Common Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any outstanding PRE Common Shares are presented to the Amalgamated Company or the Exchange Agent, such Common Shares shall be cancelled and exchanged for PRE Consideration provided for, and in accordance with the provisions set forth, in this Article II.  All Axis Consideration or other cash amounts received or paid upon the surrender of title to the Axis Common Shares in accordance with the terms of this Article II shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such Axis Common Shares.  From and after the Effective Time, the Axis Share Register shall be closed and there shall be no further registration of transfers on the share transfer books of the Amalgamated Company of the Axis Common Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any outstanding Axis Common Shares are presented to the Amalgamated Company or the Exchange Agent, such Common Shares shall be cancelled and exchanged for Axis Consideration provided for, and in accordance with the provisions set forth, in this Article II.

(g)           No Fractional Shares.  Notwithstanding anything in this Agreement to the contrary, no fraction of an Amalgamated Company Common Share shall be issued in connection with the Amalgamation.  In lieu thereof, any PRE Shareholder or Axis Shareholder who would otherwise have been entitled to a fraction of an Amalgamated Company Common Share, shall be paid upon surrender of their respective PRE Common Shares or Axis Common Shares for exchange (after  aggregating all PRE Common Shares or Axis Common Shares of such Person), cash in an amount (without interest) equal to the difference of (i) the aggregate number of shares of Amalgamated Company Common Stock to be delivered to the Exchange Agent by Amalgamated Company pursuant to Section 2.2(b) minus (ii) the aggregate number of whole shares of Amalgamated Company Common Stock to be distributed, in aggregate, to the Axis Shareholders and the PRE Shareholders pursuant to Sections 2.1(b) and (c) (such excess being, the “Excess Shares”).  The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Amalgamated Company that would otherwise be caused by the issuance of fractional shares.  As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the certificates representing shares of Amalgamated Company Common Stock that would otherwise receive fractional shares, shall sell the Excess Shares at then prevailing prices on the NYSE. Such sale of the Excess Shares by the Exchange Agent, as agent for the holders that would otherwise receive fractional shares, shall be executed on the NYSE at then-prevailing market prices and shall be executed in round lots to the extent practicable.  Until the proceeds of such sale or sales have been distributed to the respective PRE Shareholders and Axis Shareholders (as the case may be), the Exchange Agent shall hold such proceeds in trust for such shareholders (the “Common Share Trust”).  The Exchange Agent shall reasonably determine the portion of the Common Share Trust to which the respective PRE Shareholders and Axis Shareholders (as the case may be) shall be entitled on a pro rata basis.

(h)           Lost, Stolen or Destroyed Certificates.  If any PRE Certificates or Axis Certificates (as the case may be) have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed PRE Certificates or Axis Certificates (as the case may be), upon the making of an affidavit of that fact by the Person claiming to be the holder thereof, the respective Consideration and any dividends or other distributions payable pursuant to this Article II in respect thereof; provided that the Amalgamated Company may, in its reasonable discretion, require such Person to either deliver a bond in such sum as the Amalgamated Company may reasonably direct or otherwise indemnify the Amalgamated Company in a manner reasonably satisfactory to the Amalgamated Company against any claim that may be made against the Amalgamated Company or the Exchange Agent with respect to the PRE Certificates or Axis Certificates (as the case may be) alleged to have been lost, stolen or destroyed.

(i)           Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the respective PRE Shareholders or Axis Shareholders for 180 days following the Effective Time shall be delivered to the Amalgamated Company, upon demand.  Any respective holder of PRE Common Shares or Axis Common Shares who has not theretofore complied with this Article II shall thereafter look only to the Amalgamated Company for payment of their respective Consideration and any cash dividends or distributions with respect to Axis Common Shares or PRE Common Shares payable pursuant to this Article II.

(j)           No Liability.  To the extent permitted under applicable Law, any Consideration and any dividends or other distributions payable to any PRE Shareholder or Axis Shareholder in accordance with this Article II that remains undistributed to the respective PRE Shareholder and Axis Shareholder shall be delivered to and become the property of the Amalgamated Company on the Business Day immediately prior to the day that such property is required to be delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.  Neither the Amalgamated Company nor the Exchange Agent shall be liable to any respective PRE Shareholder or Axis Shareholder for any such property delivered to the Amalgamated Company  or to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(k)           Withholding Rights.  The Exchange Agent, Axis, PRE  and the Amalgamated Company shall be entitled to deduct and withhold from any Consideration or other amounts payable pursuant to this Agreement to any PRE Shareholder or Axis Shareholder such amounts as may be required under the Code or any other provision of applicable federal, state, local or foreign Tax Law.  To the extent that such amounts are so deducted or withheld and are paid over to the applicable Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the respective PRE Shareholder or Axis Shareholder in respect of whom such deduction or withholding was made.

2.3           Treatment of Equity Awards.

(a)           Treatment of PRE Options.  As of the Effective Time, each outstanding option to purchase PRE Common Shares under any PRE Share Plan (each, a “PRE Option”), whether vested or unvested, shall be treated in accordance with the terms of the applicable grant or award agreement and PRE Share Plan and, automatically and without any required action on the part of the holder thereof, be converted into an option to purchase, on the same terms and conditions as applied to each such PRE Option immediately prior to the Effective Time, the number of whole Amalgamated Company Common Shares (rounded down to the nearest whole share) that is equal to the number of PRE Common Shares subject to such PRE Option immediately prior to the Effective Time multiplied by the PRE Exchange Ratio, at an exercise price per Amalgamated Company Common Share (rounded up to the nearest whole penny) equal to the exercise price for each such PRE Common Share subject to such PRE Option immediately prior to the Effective Time divided by the PRE Exchange Ratio; provided, that in the case of any PRE Option to which Section 421 of the Code applies as of the Effective Time by reason of its qualification under Section 422 of the Code, the exercise price, the number of Amalgamated Company Common Shares subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code.

(b)           Treatment of PRE Share Appreciation Rights. As of the Effective Time, each outstanding share appreciation right under any PRE Share Plan (each, a “PRE SAR”), whether vested or unvested, shall be treated in accordance with the terms of the applicable grant or award agreement and PRE Share Plan and, automatically and without any required action on the part of the holder thereof, be converted into a share appreciation right, on the same terms and conditions as applied to each such PRE SAR immediately prior to the Effective Time, to the number of whole Amalgamated Company Common Shares (rounded down to the nearest whole share) that is equal to the number of PRE Common Shares subject to such PRE SAR immediately prior to the Effective Time multiplied by the PRE Exchange Ratio, at an exercise price per Amalgamated Company Common Share (rounded up to the nearest whole penny) equal to the exercise price for each such PRE Common Share subject to such PRE SAR immediately prior to the Effective Time divided by the PRE Exchange Ratio.

(c)           Treatment of PRE Other Company Share-Based Awards.

(i)           Immediately prior to the Effective Time, each right of any kind, contingent or accrued, to receive PRE Common Shares (including restricted share units and performance share units), other than PRE Options and PRE SARS (each, a “PRE

Other Share-Based Award”), which under the terms of the applicable grant or award agreement and PRE Share Plan becomes fully vested and settled effective as of the Effective Time shall vest and be settled in accordance with its terms (and for the avoidance of doubt, all such performance share units shall vest and settle as if the maximum performance were achieved) and each PRE Common Share delivered in settlement thereof (after giving effect to any required reduction in respect of withholding tax obligation due in respect of such vesting and settlement), shall be eligible to receive the PRE Consideration pursuant to Section 2.1(b) of this Agreement.  For the avoidance of doubt, any PRE Other Share-Based Awards held by members of the PRE Board who are not PRE Board Designees shall be treated as if such individuals experienced a termination due to mandatory retirement effective as of the Effective Time under the terms of the applicable grant or award agreement and PRE Share Plan.

(ii)           Immediately prior to the Effective Time, each PRE Other Share-Based Award which is not vested as of the Effective Time shall, by virtue of the Amalgamation and without any action on the part of the holder thereof, be converted into a right to receive a number of Amalgamated Company Common Shares determined by multiplying the number of PRE Common Shares subject to such PRE Other Share-Based Award immediately prior to the Effective Time by the PRE Exchange Ratio and rounding up or down to the nearest whole share, and such Amalgamated Company Common Shares subject to a PRE Other Share-Based Award shall be subject to the same terms and conditions (including applicable vesting requirements) as applied to such PRE Other Share-Based Award immediately prior to the Effective Time.

(d)           Treatment of Axis Options. As of the Effective Time, each outstanding option to purchase Axis Common Shares under any Axis Share Plan (each, an “Axis Option”), whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof,  be converted into an option to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such Axis Option immediately prior to the Effective Time, the number of whole Amalgamated Company Common Shares (rounded down to the nearest whole share) that is equal to the number of Axis Common Shares subject to such Axis Option immediately prior to the Effective Time multiplied by the Axis Exchange Ratio, at an exercise price per Amalgamated Company Common Share (rounded up to the nearest whole penny) equal to the exercise price for each such Axis Common Share subject to such Axis Option immediately prior to the Effective Time divided by the Axis Exchange Ratio; provided, that in the case of any Axis Option to which Section 421 of the Code applies as of the Effective Time by reason of its qualification under Section 422 of the Code, the exercise price, the number of Amalgamated Company Common Shares subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code.

(e)           Treatment of Axis Restricted Share Awards. Immediately prior to the Effective Time, each award of Axis Common Shares that is subject to restrictions pursuant to the terms of an Axis Share Plan, (each, an “Axis Restricted Share Award”), shall, by virtue of the Amalgamation and without any action on the part of the holder thereof, be converted into an award covering a number of Amalgamated Company Common Shares determined by multiplying the number of Axis Common Shares subject to such Axis Restricted Share Award immediately prior to the Effective Time by the Axis Exchange Ratio and rounding down to the nearest whole share, and such Amalgamated Company Common Shares shall be subject to the same terms and conditions (including applicable vesting requirements) as applied to each such Axis Restricted Share Award immediately prior to the Effective Time.  Notwithstanding the foregoing, each of the time-vesting Axis Restricted Share Awards specially granted in February 2014 to assistant vice presidents and above, as converted pursuant to this Section 2.3(e) shall, and any Axis Restricted Share Awards issued pursuant to Section 5.1(c)(C), as converted pursuant to this Section 2.3(e), may at Axis’s option, as of the Effective Time and without any required action on the part of the holder thereof, become fully vested and exercisable with respect to one hundred percent (100%) of the Amalgamated Company Common Shares subject to such Axis Restricted Share Awards.

(f)           Treatment of Axis Other Share-Based Awards.

(i)           Immediately prior to the Effective Time, each right of any kind, contingent or accrued, to receive Axis Common Shares (including restricted share units and performance share units), other than Axis Options (each, an “Axis Other Share-Based Award”), shall, by virtue of the Amalgamation and without any action on the part of the holder thereof, be converted into a right to receive a number of Amalgamated Company Common Shares determined by multiplying the number of Axis Common Shares subject to such Axis Other Share-Based Award immediately prior to the Effective Time by the Axis Exchange Ratio and rounding up or down to the nearest whole share, and such Amalgamated Company Common Shares subject to the Axis Other Share-Based Award shall be subject to the same terms and conditions (including applicable vesting requirements) as applied to such Axis Other Share-Based Award immediately prior to the Effective Time, after giving effect to any adjustment made pursuant to Section 2.3(f)(ii) of this Agreement.  Notwithstanding the foregoing, each of the time-vesting Axis Other Share-Based Awards specially granted in February 2014 to assistant vice presidents and above, as converted pursuant to this Section 2.3(f)(i) shall, and any Axis Other Share-Based Awards issued pursuant to Section 5.1(c)(C), as converted pursuant to this Section 2.3(f)(i), may at Axis’s option, as of the Effective Time and without any required action on the part of the holder thereof, become fully vested and exercisable with respect to one hundred percent (100%) of the Amalgamated Company Common Shares subject to such Axis Other Share-Based Awards.

(ii)           Prior to, and effective as of and contingent upon the occurrence of the Effective Time, the Axis Board shall equitably adjust the performance criteria applicable to any equity-based award outstanding under any Axis Share Plan, in accordance with the terms of the applicable Axis Share Plan and any applicable grant or award agreements, to reflect the consummation of the Amalgamation and to prevent any dilution or enlargement of achievement opportunity with respect to such equity-based awards.

(g)           Prior to the Effective Time, the PRE Board, Axis Board and their respective compensation committees, shall take all actions necessary to effectuate the provisions of this Section 2.3.

2.4           Amendment of Structure.  The parties shall amend this Agreement prior to the filing of the Joint Proxy Statement to provide for a structure other than an amalgamation (with Axis or PRE surviving or continuing or both surviving or continuing as subsidiaries of a new holding company, as the case may be) if the advantages (after taking into account any disadvantages) of such other structure would be more favorable after the Closing to the shareholders of PRE and Axis than in the Amalgamation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARTIES

Except as: (i) set forth in the disclosure letter delivered by PRE to Axis simultaneously with the execution of this Agreement by PRE (the “PRE Disclosure Letter”) or the disclosure letter delivered by Axis to PRE simultaneously with the execution of this Agreement by Axis (the “Axis Disclosure Letter” and each of the PRE Disclosure Letter and the Axis Disclosure Letter, a “Disclosure Letter”), as the case may be, (ii) in the case of Axis, disclosed in the Axis SEC Reports publicly filed with the SEC on or following January 1, 2014 and at least two Business Days prior to the execution of this Agreement (excluding any disclosures set forth in the “Risk Factors” or “Forward-Looking Statements” sections of such Axis SEC Report or that otherwise constitute risk factors or that are cautionary, predictive or forward-looking in nature), or (iii) in the case of PRE, disclosed in the PRE SEC Reports publicly filed with the SEC on or following January 1, 2014 and at least two Business Days prior to the execution of this Agreement (excluding any disclosures set forth in the “Risk Factors” or “Forward-Looking Statements” sections of such PRE SEC Report or that otherwise constitute risk factors or that are cautionary, predictive or forward-looking in nature), PRE hereby represents and warrants to Axis, and Axis hereby represents and warrants to PRE, to the extent applicable, in each case with respect to itself and its Subsidiaries (and not as to the other party or its Subsidiaries), as follows:

3.1           Organization, Standing and Power.

(a)           Each of it and its Subsidiaries is a corporation, exempted company, limited liability company or other legal entity duly organized or incorporated, validly existing and in good standing (if and to the extent such term is so recognized in the relevant jurisdiction) under the Laws of its jurisdiction of organization or incorporation, except for those jurisdictions where failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each of it and its Subsidiaries has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except where failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)           Each of it and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, exempted company, limited liability company or other legal entity and is in good standing (if and to the extent such term is so recognized in the relevant jurisdiction) in each jurisdiction where the character or location of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Neither it nor any of its Subsidiaries is in violation of their respective Organizational Documents in any material respect.

(c)           It has provided or made available to the other party true and complete copies of:  (i) its memorandum of association (the “Memorandum of Association”) and bye-laws (the “Bye-Laws”) in effect as of the date hereof and (ii) the memorandum of association and bye-laws or other similar Organizational Documents in effect as of the date hereof of each of its material Insurance Subsidiaries.

3.2           Capitalization.

(a)           Its authorized share capital and issued and outstanding share capital as of the date set forth in Section 3.2(a) of its Disclosure Letter, including any capital reserved for issuance upon the exercise or payments of outstanding warrants, share options, share appreciation rights or other equity-related securities or awards (such share option and other equity-related award plans, agreements and programs, each an “Equity Award”), are described in Section 3.2(a)of its Disclosure Letter.  None of its share capital, equity-related securities or warrants are held by it or by its Subsidiaries.  Section 3.2(a) of its Disclosure Letter also sets forth a true and complete list of all outstanding Equity Awards  outstanding as of the date of this Agreement and the name of each holder thereof and the number of PRE Common Shares (in the case of PRE) or Axis Common Shares (in the case of Axis) for which any such warrant, option, share appreciation right, restricted share, restricted share unit or other equity-related security or award is exercisable for as of the date of this Agreement (without regard to any vesting or other limitations with respect thereof).

(b)           Except as described in this Section 3.2, as of the date hereof, there are:  (i) no shares or securities of, or other equity or voting interests in, it, (ii) no issued and outstanding shares or securities of it that are convertible into or exchangeable for share capital of, or other equity or voting interests in, it, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from it, or that obligate it to issue, any shares or securities, or other equity or voting interests in, it, (iv) no obligations of it to grant, extend or enter into any subscription, warrant, right, convertible or exchange security or other similar agreement or commitment relating to any shares or securities of, or other equity or voting interests in it (the items in clauses (i), (ii), (iii) and (iv) being referred to, collectively, as its “Securities”), and (v) no other obligations by it or any of its Subsidiaries to make any payments based on the price or value of any of its Securities, or dividends paid thereon.

(c)           With respect to the Equity Awards:  (i) each grant of an Equity Award was duly authorized no later than the date on which the grant of such Equity Award was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Axis Board or the PRE Board, or a committee thereof or such committee’s designee (as the case may be) and any required approval by its shareholders, (ii) each such grant was made in accordance with all applicable Laws, including the rules of the NYSE, (iii) the per share exercise price of each PRE Option (in the case of PRE) or Axis Option (in the case of the Axis) was not less than the fair market value of a respective PRE Common Share or Axis Common Share on the applicable Grant Date, (iv) each such grant qualifies in all material respects for the Tax and accounting treatment afforded to such Equity Awards in its Tax Returns and its SEC Reports, respectively, and (v) no material modifications have been made to any such grants after the Grant Date and all such grants either comply in all material respects with or are exempt from Section 409A of the Code.  The treatment of the Equity Awards provided in Section 2.3 will comply with all applicable Laws and the terms and conditions of the PRE Share Plans (in the case of PRE) or Axis Share Plans (in the case of Axis), respectively, and the applicable Equity Award agreements.

(d)           All PRE Common Shares and PRE Preferred Shares (in the case of PRE) or Axis Common Shares and Axis Preferred Shares (in the case of Axis) that are issued and outstanding or that are subject to issuance prior to the Effective Time upon the terms and subject to the conditions specified in the instruments under which they are issuable: (i) are, or, in the case of shares issued after the date hereof, will be, duly authorized, validly issued, fully paid and non-assessable, and issued in compliance with applicable Law and the terms and provisions of its applicable Organizational Documents, and (ii) are not, or, in the case of shares issued after the date hereof, will not be, subject to any pre-emptive or similar rights, purchase option call or right of first refusal or similar rights.

(e)           There are no outstanding contractual obligations of it or any of its Subsidiaries:  (i) to repurchase, redeem or otherwise acquire any PRE Common Shares and PRE Preferred Shares (in the case of PRE) or Axis Common Shares and Axis Preferred Shares (in the case of Axis), as applicable, bonds, debentures, notes or other indebtedness of it or share capital, bonds, debentures, notes or other indebtedness of any Subsidiary of it or (ii) to provide any funds to or make any investment in (A) any Subsidiary of it that is not wholly owned by it or (B) any other Person.  No holder of securities in it or any of its Subsidiaries has any right to have such securities registered by it or any of its Subsidiaries under the Exchange Act.

(f)           The PRE Common Shares and PRE Preferred Shares (in the case of PRE) or the Axis Common Shares and Axis Preferred Shares (in the case of Axis), as applicable, constitute the only issued and outstanding classes of securities of it or its Subsidiaries registered under the Exchange Act.

(g)           Section 3.2(g) of its Disclosure Letter contains a list of all insurance linked securities, sidecars, catastrophe bonds or weather related bonds or similar instruments issued, guaranteed or sponsored by it or any of its Subsidiaries.

(h)           It has not guaranteed the obligations of any of its Subsidiaries.

3.3           Corporate Authorization.  It has all necessary corporate power and authority to enter into this Agreement and the Amalgamation Agreement and, subject to approval and adoption of this Agreement and the Amalgamation Agreement by the Requisite PRE Vote (in the case of PRE) or the Requisite Axis Vote (in the case of the Axis), to consummate the Transactions.  The execution, delivery and performance by it of this Agreement, the Amalgamation Agreement and the consummation by it of the Transactions have been duly and validly authorized by all necessary corporate action on its part, subject only to the Requisite PRE Vote (in the case of PRE) or the Requisite Axis Vote (in the case of the Axis).  The Requisite Axis Vote, in the case of Axis, and the Requisite PRE Vote, in the case of PRE, as applicable, is the only vote of the holders of any class or series of its share capital or other securities necessary to approve this Agreement, the Amalgamation Agreement or the Transactions to which it is a party.

3.4           Board Approval.

(a)           In the case of PRE, the PRE Board, by resolutions duly passed at a meeting duly called and held, has: (i) determined that the PRE Consideration and the PRE Exchange Ratio constitute fair value for each PRE Common Share in accordance with the Companies Act and deemed it advisable and fair to, and in the best interests of, PRE to enter into this Agreement and to consummate the Transactions to which PRE is a party; (ii) approved and adopted this Agreement and authorized and approved the Transactions to which PRE is a party; and (iii) recommended that the shareholders of PRE vote affirmatively in connection with obtaining the Requisite PRE Vote (the “PRE Board Recommendation”), subject to Section 5.8, and directed that this Agreement, the Amalgamation Agreement and the Transactions to which PRE is a party be submitted for consideration by the shareholders of PRE at the PRE Shareholder Meeting.

(b)           In the case of Axis, the Axis Board, by resolutions duly passed at a meeting duly called and held, has: (i) determined that the Axis Consideration and the Axis Exchange Ratio constitute fair value for each Axis Common Share in accordance with the Companies Act and deemed it advisable and fair to, and in the best interests of, Axis to enter into this Agreement and to consummate the Transactions to which Axis is a party; (ii) approved and adopted this Agreement and authorized and approved the Transactions; and (iii) recommended that the shareholders of Axis vote affirmatively in connection with obtaining the Required Axis Vote (the “Axis Board Recommendation”), subject to Section 5.8, and directed that this Agreement, the Amalgamation Agreement and the Transactions be submitted for consideration by the shareholders of Axis at the Axis Shareholder Meeting; and (iv) determined that the Axis Bye-Law Amendment is in the best interests of Axis, and authorized and approved the Axis Bye-Law Amendment.

3.5           Enforceability.  This Agreement has been duly executed and delivered by it and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding agreement of it, enforceable against it in accordance with the terms of this Agreement, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (whether considered in a proceeding at equity or at law).

3.6           Non-Contravention.  The execution, delivery and performance of this Agreement and the Amalgamation Agreement by it and the consummation by it of the Transactions to which it is a party do not and will not (assuming the accuracy of the representations and warranties of the other parties hereto made in this Section 3.6 and Section 3.8 below):

(a)           contravene or conflict with, or result in any violation or breach of, any provision of its Organizational Documents (in the case of Axis, as they may be amended pursuant to the Axis Bye-Law Amendment);

(b)           contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to it or any of its Subsidiaries or by which any of its assets or those of any of its Subsidiaries (“Party Assets”) are bound, assuming that all consents, approvals, authorizations, filings and notifications described in Section 3.8 have been obtained or made or, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(c)           result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts, except for any Reinsurance Contracts, to which it or any of its Subsidiaries is a party or by which any of their assets are bound (collectively, “Party Contracts”), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(d)           require any consent, approval or other authorization of, or filing with or notification to, any Person under any Party Contracts, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(e)           give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations under any Party Contracts, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; or

(f)           cause the creation or imposition of any Liens on any Party Assets, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.7           Subsidiaries.

(a)           Each of its Subsidiaries is wholly owned by it, directly or indirectly, free and clear of any Liens other than Permitted Encumbrances.  Except for Investment Assets held in the ordinary course of business and the capital stock or other equity ownership interests of its Subsidiaries set forth in Section 3.7 of its Disclosure Letter, it does not own, directly or indirectly, any share capital or other equity interest of, or any other securities convertible or exchangeable into or exercisable for share capital or equity interest of, any Person.

(b)           Each issued and outstanding share of the share capital or non-corporate equity interests (including partnership interests and limited liability company interests), as applicable, of each of its Subsidiaries that is held, directly or indirectly, by it:  (i) is duly authorized, validly issued, fully paid and nonassessable, and was issued in compliance with the applicable Laws, terms and conditions of the applicable Subsidiary’s Organizational Documents and any preemptive or similar rights, subscription rights, anti-dilutive rights, purchase option, call or right of first refusal or similar rights and (ii) is not or, in the case of any share or non-corporate equity interest issued after the date hereof, will not be, subject to any pre-emptive or similar rights, purchase option, call or right of first refusal or similar rights.

(c)           All of the outstanding share capital of, or other equity or voting interests in, of each of its Subsidiaries are owned directly or indirectly, by it free and clear of all Liens other than Permitted Encumbrances.  There are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any share capital or other equity or voting interests of any of its Subsidiaries, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any of its Subsidiaries.  None of its Subsidiaries has any outstanding equity compensation plans relating to the share capital of, or other equity or voting interests in, any of its Subsidiaries.  Neither it nor any of its Subsidiaries has any obligation to make any payments based on the price or value of any securities of any of its Subsidiaries or dividends paid thereon.

3.8           Governmental Authorizations.  The execution, delivery and performance of this Agreement and the Amalgamation Agreement by it and its Subsidiaries and the consummation by it and its Subsidiaries of the Transactions do not and will not require any consent, approval or other authorization of, or filing, license, permit, declaration or registration with or notification to, or waiver from, any international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body or self-regulated entity, whether domestic or foreign (each, a “Governmental Entity”), other than:

(a)           (i)  the filing of the Amalgamation Application and related attachments with the Registrar and (ii) the written notification from the Bermuda Monetary Authority confirming that the Bermuda Monetary Authority has no objection to the Amalgamation;

(b)           the filing with the Securities and Exchange Commission (the “SEC”) of the Registration Statement, the Prospectus, the Joint Proxy Statement and any other materials as may be required in connection with this Agreement and the Transactions and (ii) any other filings and reports that may be required in connection with this Agreement and the Transactions under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the ”Securities Act”), or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”);

(c)           compliance with the New York Stock Exchange (“NYSE”) rules and regulations;

(d)           such filings and approvals as are required to be made or obtained under the securities or “Blue-Sky” laws of various jurisdictions in connection with the Transactions;

(e)           compliance with the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and, as set forth in Section 3.8(e) of its Disclosure Letter, with respect to any Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws;

(f)           notices, applications, filings, authorizations, orders, approvals and waivers that are set forth in Section 3.8(f) of its Disclosure Letter (such notices, filings, authorizations, orders, approvals and waivers described in clauses (e) and (f), the “Transaction Approvals”); and

(g)           where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.9           Vote Required.

(a)           The Requisite PRE Vote (in the case of PRE) or the Requisite Axis Vote (in the case of Axis) is the only vote of the holders of any class or series of the share capital of it or any of its Subsidiaries necessary (under its Organizational Documents, the Companies Act, other applicable Laws or otherwise) to approve and adopt this Agreement, the Amalgamation Agreement and the Amalgamation.

(b)           There are no shareholder agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which it or any of its Subsidiaries is a party or of which it has Knowledge with respect to the voting of any of its shares or those of any of its Subsidiaries.  There are no bonds, debentures, notes or other instruments of indebtedness of it or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote, on any matters on which its shareholders may vote.

3.10           SEC Reports.

(a)           It has timely filed with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all forms, reports, schedules, statements and other documents required to be filed by it with the SEC, and any documents or information furnished to the SEC on a voluntary basis on Current Reports on Form 8-K, in each case since January 1, 2012 (collectively, the “SEC Reports”).  Its SEC Reports, as filed with or furnished to the SEC: (i) complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, (ii) were prepared in all material respects in accordance with the respective requirements of the Securities Act, the Exchange Act and other applicable Laws and (iii) did not, at the time they were filed, or if amended or restated, at the time of such later amendment or restatement, and at their respective effective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading.  None of its Subsidiaries is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any forms, reports, schedules, statements or other documents with the SEC, any foreign Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation service.

(b)           As of their respective dates, or, if amended, as of the date of the last such amendment, its SEC Reports, as filed with or furnished to the SEC, complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder.  As of the date hereof, there are no outstanding or unresolved written comments from the SEC with respect to its SEC Reports.  As of the date hereof, to its Knowledge, none of its SEC Reports filed on or prior to the date hereof is the subject of ongoing SEC review.

3.11           Financial Statements; Internal Controls.

(a)           The audited consolidated financial statements and unaudited consolidated interim financial statements (including all related notes and schedules) of it and its consolidated Subsidiaries included or incorporated by reference in its SEC Reports:

(i)             complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii)            were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes to those financial statements); and

(iii)           fairly present in all material respects the consolidated financial position of it and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments, none of which are, individually or in the aggregate, material).

(b)           No material weaknesses exist with respect to its internal control over financial reporting that would be required to be disclosed pursuant to Item 308(a)(3) of Regulation S-K promulgated by the SEC that have not been disclosed in its SEC Reports as filed with or furnished to the SEC prior to the date hereof.  It has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act designed to ensure that information required to be disclosed by it in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that information required to be disclosed by it in the reports that it files and submits under the Exchange Act is accumulated and communicated to its management, as appropriate, to allow timely decisions regarding required disclosure.  It has disclosed, based on its most recent evaluation, to its outside auditors and the audit committee of its board of directors:  (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal control over financial reporting.  It has provided or made available to the other party true and complete copies of any such disclosure contemplated by clauses (i) and (ii) of the immediately preceding sentence made by management to its independent auditors and the audit committee of its Board since January 1, 2012.

3.12           Liabilities.

(a)           There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) of it or any of its Subsidiaries that are required to be recorded or reflected on a balance sheet, including the footnotes thereto, prepared in accordance with GAAP, other than:

(i)           Liabilities reflected or reserved for in the consolidated balance sheet of it and its consolidated Subsidiaries as of December 31, 2013 or disclosed in the footnotes thereto, set forth in its Annual Report on Form 10-K for the period ended December 31, 2013, as filed with the SEC prior to the date hereof; and

(ii)           Liabilities incurred since December 31, 2013 in the ordinary course of business.

(b)           Neither it nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among it and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, it or any of its Subsidiaries in its SEC Reports.

(c)           It is in compliance in all material respects with:  (i) the provisions of the Sarbanes-Oxley Act of 2002, as amended and the rules and regulations of the SEC promulgated thereunder that are applicable to it and (ii) the rules and regulations of the NYSE that are applicable to it.  With respect to each of its SEC Reports on Form 10-K or Form 10-Q, each of its principal executive officer and principal financial officer has made all certifications required by Rule 13a-14 or 15(d) under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC promulgated thereunder with respect to such SEC Reports.  None of the “back-up” or “sub-certifications” made by any of its officers or employees or any of its Subsidiaries since January 1, 2012 to support any such certifications made by its principal executive officer or principal financial officer has identified or raised any significant exceptions.

3.13           Absence of Certain Changes.  Since September 30, 2014 to the date of this Agreement:  (i) except for the execution, delivery and performance of this Agreement and the discussions, negotiations and Transactions related thereto, its business and that of its Subsidiaries has been carried on and conducted in all material respects in the ordinary course, (ii) there has not been any declaration, setting aside for payment or payment of any dividend or other distribution in respect of any of the PRE Common Shares (in the case of PRE) or the Axis Common Shares (in the case of Axis), as applicable, or other of its equity or voting interests, except for ordinary course quarterly dividends with payment dates and amounts consistent with past practice, (iii) there has not been any change in any material respect in its or any of its Subsidiaries’ financial accounting or actuarial methods, principles or practices, except insofar as may have been required by GAAP, by Applicable SAP or applicable Law, and (iv) there has not been any effect, change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

3.14           Litigation.  Other than ordinary course claims under Reinsurance Contracts within applicable policy or contractual limits that do not involve allegations of bad faith or seek extra-contractual obligations, are not the subject of any proceeding by or before any Governmental Entity and have not proceeded to formal litigation, arbitration or mediation, there are no legal actions, claims, demands, arbitrations, hearings, charges, complaints, investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings (collectively, “Legal Actions”) pending or, to its Knowledge, threatened against: (i) it or any of its Subsidiaries or (ii) any of its or its Subsidiaries’ directors, officers or employees or other Person for whom it or any of its Subsidiaries may be liable, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no Orders outstanding against it, any of its Subsidiaries or their respective properties and assets, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.15           Investments; Derivatives.

(a)           Except for bonds, stocks, mortgage loans, derivatives (including swaps, swaptions, caps, floors, foreign exchange and options or forward agreements) and all other instruments of indebtedness, stocks, partnership or joint venture interests and all other equity interests, certificates issued by or interests in trusts, alternatives investments and direct and indirect investments in hedge funds and other investments (the “Investment Assets”) sold in the ordinary course of business after September 30, 2014 or in compliance with the Investment Guidelines, each of it and its Subsidiaries, as applicable, has good and marketable title to all of the Investment Assets it purports to own, free and clear of all Liens except Permitted Encumbrances.  A copy of its policies with respect to the investment of the Investment Assets has been made available no later than one day prior to the date hereof (the “Investment Guidelines”), and the composition of the Investment Assets complies in all material respects with, and it and its Subsidiaries have complied in all material respects with, the Investment Guidelines.

(b)           The Investment Assets in all material respects comply with, and the acquisition thereof complied with, any and all investment restrictions under applicable Law.

3.16           Insurance Matters.

(a)           Section 3.16(a) of its Disclosure Letter contains a true and correct list of each of its Subsidiaries which, by virtue of its operations and activities, is required to be licensed as an insurance company, reinsurance company or insurance or reinsurance intermediary (collectively, its “Insurance Subsidiaries”), together with the jurisdiction of domicile thereof and each jurisdiction in which each such Insurance Subsidiary is licensed to conduct the business of insurance or reinsurance or as an intermediary.  None of its Insurance Subsidiaries is commercially domiciled in any other jurisdiction or is otherwise treated as domiciled in a jurisdiction other than that of its formation.  Each of its Insurance Subsidiaries and each of its other Subsidiaries that provide services to its Insurance Subsidiaries is licensed, authorized or otherwise eligible to conduct its business as currently conducted, to the extent required by Law, in each jurisdiction where it engages in business and for each line of business written therein, except where the failure to be so licensed, authorized or otherwise eligible to conduct its business as currently conducted would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)           Except as required by Insurance Laws of general applicability and the insurance Permits maintained by its Insurance Subsidiaries, there are no material written agreements, memoranda of understanding, commitment letters or similar undertakings binding on it or on any of its Insurance Subsidiaries or to which it or any of its Insurance Subsidiaries is a party, on the one hand, and any Governmental Entity is a party or addressee, on the other hand, or any Orders by, or supervisory letters or cease-and-desist orders from, any Governmental Entity, nor have it or any of its Insurance Subsidiaries adopted any board or committee resolutions at the request of any Governmental Entity, in each case with respect to such Insurance Subsidiaries, including any that would (i) limit the ability of any of its Insurance Subsidiaries to enter into Reinsurance Contracts, (ii) require any divestiture of any investment of any of its Insurance Subsidiaries, (iii) in any manner relate to the ability of any of its Insurance Subsidiaries to pay dividends, (iv) require any investment of any of its Insurance Subsidiaries to be treated as non-admitted assets (or the local equivalent), (v) require or impose any capital commitment, “keep well” or similar capital maintenance arrangement with respect to any of its Insurance Subsidiaries, or (vi) otherwise restrict the conduct of business of any of its Insurance Subsidiaries, nor have any of its Insurance Subsidiaries been advised by any Governmental Entity that it is contemplating any such undertakings.

(c)           The financial statements included in all annual, quarterly and other periodic statements submitted to the appropriate Insurance Regulator of each jurisdiction in which any of its Insurance Subsidiaries is licensed or authorized or otherwise eligible or accredited with respect to the conduct of the business of reinsurance since January 1, 2012 (collectively, its “Statutory Statements”) were prepared in accordance with Applicable SAP, applied on a consistent basis during the periods involved, and fairly present in all material respects the statutory financial position of the relevant Insurance Subsidiary as of the respective dates thereof and the results of operations and changes in capital and surplus (and shareholders’ equity, as applicable) of such Insurance Subsidiary for the respective periods then ended.  Such Statutory Statements complied in all material respects with all applicable Insurance Laws when filed or submitted and no material violation or deficiency has been asserted in writing (or, to the Knowledge of it, orally) by any Insurance Regulator with respect to any of such Statutory Statements that has not been cured or otherwise resolved to the satisfaction of such Insurance Regulator.

(d)           It has provided or made available to the other party to the extent permitted by applicable Law, true and complete copies of all material examination reports (and has notified the other party of any pending material examinations) of any Insurance Regulators received by it on or after January 1, 2012 through the date of this Agreement relating to its Insurance Subsidiaries.  All material deficiencies or violations noted in such examination reports have been cured or resolved to the satisfaction of the applicable Insurance Regulator prior to the date of this Agreement.  It has also provided the other party with true and complete copies of its written guidelines and policies with regard to underwriting, claims handling and actuarial reserves practices.

(e)           Each Ceded Reinsurance Contract is valid and binding on its applicable Insurance Subsidiary, and to its Knowledge, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) its applicable Insurance Subsidiary and, to its Knowledge, any other party thereto, has performed all obligations required to be performed by it under each Ceded Reinsurance Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iii) none of its Insurance Subsidiaries has received written or, to its Knowledge, oral, notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of such Insurance Subsidiary under any Ceded Reinsurance Contract, except where such default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iv) to its Knowledge, with respect to each Ceded Reinsurance Contract, (A) there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute, a default on the part of any counterparty under such Ceded Reinsurance Contract, (B) to its Knowledge as of the date hereof, no such counterparty is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding, (C) the financial condition of any reinsurer or retrocessionaire under such Ceded Reinsurance Contract is not impaired to the extent that a default thereunder is reasonably anticipated, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (D) no notice of intended cancellation has been received by its Insurance Subsidiary from any such reinsurer or retrocessionaire and (E) its Insurance Subsidiary is entitled under the law of its domiciliary jurisdiction to take full credit in its Statutory Statements for all amounts recoverable by it pursuant to such Ceded Reinsurance Contract and all such amounts recoverable have been properly recorded in its books and records of account and are properly reflected in its Statutory Statements.  As of the date hereof, there are no pending, and since January 1, 2012 to the date hereof, there have not been any, material disputes under any of the Ceded Reinsurance Contracts.

(f)           Section 3.16(f) of its Disclosure Letter contains a true and correct list, as of the date of this Agreement, of each intercompany Reinsurance Contract between it and any of its Subsidiaries or among its Subsidiaries.

3.17           Material Contracts.

(a)           As of the date hereof, there are no Contracts to which it or any of its Subsidiaries is a party (other than Reinsurance Contracts, Real Property Leases and Benefit Plans):  (i) that are required to be described in, or filed as an exhibit to, any of its SEC Reports that are not so described or filed as required by the Securities Act or the Exchange Act, (ii) that contain any provisions restricting the ability of it or any of its Subsidiaries, or which, following the consummation of the Amalgamation, would restrict the ability of Axis or any of its Subsidiaries or PRE or any of its Subsidiaries or any of their successors, including the Amalgamated Company and its Subsidiaries, to compete or transact in any business or with any Person or in any geographic area or grants a right of exclusivity to any Person, (iii) pursuant to which any indebtedness of it or any of its Subsidiaries is outstanding or may be incurred in excess of $50 million or pursuant to which it or any of its Subsidiaries guarantees any indebtedness of any other Person (other than it or any of its Subsidiaries) (except for trade payables arising in the ordinary course of business), (iv) involving any material partnership, joint venture or other similar arrangement with any other Person (other than it or any of its Subsidiaries), relating to the formation, creation, operation, management or control of any such partnership or joint venture, (v) that involves or could reasonably be expected to involve aggregate payments or receipts by or to it and/or its Subsidiaries in excess of $5 million in any twelve-month period, other than:  (A) Contracts that can be terminated by it or any of its Subsidiaries on less than 90 days’ notice without payment by it or any of its Subsidiaries of any penalty, or (B) Assumed Reinsurance Contracts, (vi) that have been entered into since January 1, 2012 or otherwise provide for material ongoing obligations of it or any of its Subsidiaries and involve the acquisition from another Person or disposition to another Person of capital stock or other equity interests of another Person or of a business (excluding, for the avoidance of doubt, acquisitions or dispositions of Investment Assets, and immaterial tangible assets in the ordinary course of business), (vii) that outsources any material function or part of its business or that of any Subsidiary or Subsidiaries (viii) that prohibits or restricts the payment of dividends or distributions in respect of its shares or capital stock or those of any of its Subsidiaries, prohibits the pledging of the shares or capital stock of it or any of its Subsidiaries or prohibits or restricts the issuance of any guarantee by it or any of its Subsidiaries, (ix) that restricts its ability to incur indebtedness or guarantee the indebtedness of others, or (x) in its case (and not in the case of any of its Subsidiaries) that are guarantees, including of obligations, suretyship contracts, performance bonds or other form of guaranty agreement or capital maintenance agreements or any keep wells, or (xi) Contracts or agreements that contain a put, call or similar right pursuant to which it or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $50 million (each such Contract described in clauses (i)-(xi), other than any Reinsurance Contract, Real Property Lease or Benefit Plan, a “Material Contract”).

(b)           (i)  Each Material Contract is a legal, valid and binding agreement of it and its Subsidiaries to the extent such Person is a party thereto and, to its Knowledge, each other party thereto is in compliance in all material respects with its terms and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) it and each of its Subsidiaries and, to its Knowledge, each other party thereto, has performed all obligations required to be performed by such Person under such Material Contract, except where such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iii) neither it nor any of its Subsidiaries has received notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of it or any of its Subsidiaries under any Material Contract, except where such default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (iv) there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)           Section 3.17(c) of its Disclosure Letter contains a true and correct list, as of the date of this Agreement, of each Material Contract entered into by it or any of its Subsidiaries.

3.18           Benefit Plans.

(a)           It has disclosed in Section 3.18 of its Disclosure Letter a true and complete list of all material Benefit Plans other than Benefit Plans maintained by it outside of the United States primarily for the benefit of Associates working outside of the United States (collectively, the “Non-U.S. Benefit Plans”), which are contributed to, sponsored by or maintained by it or its Subsidiaries, or under which any current or former Associate of it has any present or future rights to benefits. For the purposes of this Agreement, “Benefit Plans” include all benefit and compensation plans, programs, contracts, policies, agreements or arrangements covering its current or former Associates, or under which it has any liability (including any contingent liability), including but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not such plans are subject to ERISA, and deferred compensation, pension, retirement, health, welfare, severance, employment, perquisite, change in control, stock option, stock purchase, stock appreciation rights, stock based, incentive, collective bargaining, fringe benefit, employee loan and bonus plans, programs, contracts, policies, agreements or arrangements.  True and complete copies of all material Benefit Plans (or a written summary of any unwritten material Benefit Plan), including, to the extent applicable, (i) any trust agreement or insurance contract forming a part of such Benefit Plans, (ii) the most recent determination letter, (ii) the most recent Form 5500 and attached schedules, (iii) actuarial valuation reports, and (iv) any amendments and a summary of any proposed amendments or changes anticipated to be made to such Benefit Plans, have been provided or made available to the other party prior to the date of this Agreement.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Benefit Plan other than the Non-U.S. Benefit Plans, (collectively, the “U.S. Benefit Plans”) has been funded, established, maintained and administered in compliance with their respective terms, ERISA, the Code and other applicable Laws, (ii) each U.S. Benefit Plan intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination or opinion letter from the Internal Revenue Service as to its qualification and there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan, (iii) there are no pending or, to its Knowledge, threatened actions, claims or lawsuits against or relating to the Benefit Plans, the assets of any of the trusts under such plans or the sponsor or the administrator, or against any fiduciary of the Benefit Plan with respect to the operation of such arrangements (other than routine benefits claims), (iv) no Benefit Plan is under audit or investigation by any Governmental Entity which is reasonably expected to result in a material liability to it, (v) no “reportable event” (as such term is defined by Section 4043 of ERISA) or failure to satisfy the “minimum funding standard” within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA has occurred with respect to any Benefit Plan.

(c)           It has not engaged in a transaction with respect to any Benefit Plan which is subject to ERISA that, assuming the taxable period of such transaction expired as of the date of this Agreement, would reasonably be expected to subject it to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.  It has not incurred, and it does not reasonably expect to incur, a material tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA.

(d)           Except as disclosed in Section 3.18(d) of its Disclosure Letter, neither it, its Subsidiaries, nor any of their respective predecessors, has contributed to, contributes to, has been required to contribute to, or otherwise participated in or participates in or in any way has any Liability, directly or indirectly, within the last six (6) years prior to the date hereof with respect to (i) an employee benefit plan that is or was subject to Title IV of ERISA, including, without limitation, any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code), (ii) a “multiple employer plan” (as defined in Section 413 of the Code), (iii) a “multiple employer welfare arrangement (as defined in Section 3(40) of ERISA), or (iv) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code.  None of the Benefit Plans provide retiree health, life insurance or other welfare benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law.

(e)           There has been no amendment to, or announcement by it relating to, any of the U.S. Benefit Plans that would result in a material increase in liabilities to it above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2014.  Except as disclosed in Section 3.18(e) of its Disclosure Letter, neither the execution of this Agreement, shareholder approval and adoption of this Agreement and the Amalgamation Agreement, receipt of approval or clearance from any one or more Governmental Entities in connection with the Amalgamation or the other Transactions, nor the consummation of the Transactions, alone or in combination with any other event, will (i) entitle any Associates of it to severance or other payment, or increase any compensation or benefits due (other than severance pay required by applicable Law), (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under, or increase the amount of compensation or benefits payable, under any Benefit Plan, (iii) result in payments that would individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(l) of the Code, or (iv) limit or restrict its right to merge, amend or terminate any Benefit Plan.  Except as disclosed in Section 3.18(e) of its Disclosure Letter, it is not a party to, and is not otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax, interest or penalties imposed by Section 409A or 4999 of the Code (or any corresponding provision of state or local Law).

(f)           All of the material Non-U.S. Benefit Plans are listed in Section 3.18(f) of the its Disclosure Letter.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each of its Non-U.S. Benefit Plan been funded, established, maintained and administered in compliance in all material respects with their respective terms and all applicable Law (including compliance with any applicable requirements with respect to registration and good standing with regulatory authorities) and have been approved by any applicable taxation authorities for favorable taxation status to the extent such approval is available (and circumstances do not exist that are reasonably likely to cause such approval to cease to apply), (ii) it has no material unfunded liabilities with respect to any such Non-U.S. Benefit Plans that are not set forth in the consolidated balance sheets included in or incorporated by reference into its SEC Reports filed prior to the date of this Agreement and (iii) there is no pending or, to the Knowledge of its executive officers, threatened material litigation relating to the Non-U.S. Benefit Plans.

3.19           Labor Relations.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each individual who renders (or, since January 1, 2012, any other individual who previously rendered) services to it or any of its Subsidiaries who is or was classified by it or any of its Subsidiaries as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Benefit Plans) is currently or was previously properly so characterized.

(b)           It is not party to any collective bargaining or similar agreement covering its employees, and its employees are not represented by any union, works council or labor organization.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or as set forth in Section 3.19(b) of its Disclosure Letter: (i) neither it nor any of its Subsidiaries is the subject of any proceeding that asserts that it or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel it to bargain with any labor union or labor organization and (ii) there is no pending or, to its Knowledge, threatened, labor strike, dispute, walk-out, work stoppage, slow down or lockout involving it or any of its Subsidiaries.

(c)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of it and its Subsidiaries are, and since January 1, 2012, have been, in compliance in all material respects with all applicable Laws relating to employment and employment practices, the classification of employees, wages, overtime, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation, plant closing and mass layoff Laws (including the Worker Adjustment and Retraining Notification Act, as amended, and each similar state, local or foreign Law) and terms and conditions of employment.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are no charges with respect to or relating to either it or its Subsidiaries pending or, to its Knowledge, threatened before the U.S. Equal Employment Opportunity Commission or any national, federal, state or local agency, domestic or foreign, responsible for the prevention of unlawful employment practices.

3.20           Taxes.  Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)           All Tax Returns required to be filed by or with respect to it or any of its Subsidiaries have been timely (taking into account any applicable extensions) filed and all such Tax Returns are true, complete and correct.

(b)           It and each of its Subsidiaries have fully paid all Taxes required to be paid and have made adequate provision (in accordance with GAAP or Applicable SAP, as applicable) for any Taxes that are not yet due and payable or that are being contested in good faith for all taxable periods, or portions thereof, ending on or before the date of this Agreement.

(c)           It and each of its Subsidiaries have withheld all Taxes required to have been withheld from payments made to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been paid to the relevant Governmental Entity.

(d)           There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from it or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(e)           No audit or other proceeding by any Governmental Entity is pending or to its Knowledge, threatened in writing with respect to any Taxes due from or with respect to it or any of its Subsidiaries.  No claim for unpaid Taxes has been asserted against it or any of its Subsidiaries by a Governmental Entity, other than any claim that has been resolved and paid in full.

(f)           Neither it nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law) or been issued any private letter rulings, technical advice memoranda or similar agreement or rulings by any taxing authority.

(g)           Neither it nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(h)           There are no Liens for Taxes on its assets or the assets any of its Subsidiaries other than Permitted Encumbrances.

(i)           Neither it nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (other than loss transactions) or comparable provision of any other applicable Tax Law, and neither it nor any of its Subsidiaries has been a “material advisor” to any such transaction within the meaning of Section 6111 of the Code.

(j)           Neither it nor any of its Subsidiaries (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return (other than a group of which it or one of its Subsidiaries is the common parent) or (B) has any liability for any Taxes of any Person (other than it or its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. law, or as a transferee or successor, by contract or by operation of Law.

(k)           Neither it nor any of the its Subsidiaries is a party to or bound by or has any obligation under any Tax sharing or similar agreement or arrangement (other than commercial agreements the primary subject matter of which is not Tax matters).

(l)           It and each of its Subsidiaries currently satisfies (assuming the relevant taxable year ended on the date this representation is being given), and expects to satisfy with respect to the taxable year which includes the Closing Date falls, either or both of the exceptions described in Sections 953(c)(3)(A) and (B) of the Code so that none of its “United States shareholders” (within the meaning of Section 953(c) of the Code) will be required to include in income any of its or its Subsidiaries’ “related person insurance income” (within the meaning of Section 953(c)(2) of the Code) by operation of Sections 951(a) and 953(c)(5) of the Code.

(m)           Neither it nor any of its Subsidiaries reasonably expects that it will be a passive foreign investment company (as defined in Section 1297 of the Code and the Treasury Regulations thereunder) for the taxable year which includes the Closing Date.

(n)           Neither it nor any of its non-U.S. Subsidiaries are engaged in a trade or business within the United States within the meaning of Section 864(b) of the Code or have a permanent establishment in the United States.

(o)           It has not elected under Section 897(i) of the Code to be treated as a “domestic corporation.”

3.21           Intellectual Property.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i)           it and its Subsidiaries own or have enforceable rights or licenses to use the Intellectual Property used in, and necessary for, their business as currently conducted.  Its and its Subsidiaries’ conduct of their business as currently conducted does not infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party, and no claim has been asserted or, to its Knowledge, threatened against it or any of its Subsidiaries that the conduct of its and its Subsidiaries’ business as currently conducted infringes upon, misappropriates or otherwise violates the Intellectual Property rights of any third party;

(ii)           none of its present or former employees, officers, or directors, or agents, outside contractors or any other third party holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Owned Intellectual Property;

(iii)           none of the Intellectual Property owned or purported to be owned by it or any of its Subsidiaries (the “Owned Intellectual Property”) has been adjudged invalid or unenforceable in whole or in part and, to its Knowledge, the Owned Intellectual Property is valid and enforceable.  To its Knowledge, no Person is engaging in any activity that infringes upon the Owned Intellectual Property;

(iv)           to its Knowledge, each agreement under which Intellectual Property is licensed to it or any of its Subsidiaries is valid and enforceable, is binding on all parties to such license, and is in full force and effect, and no party thereto is in breach thereof or default thereunder;

(v)           it and its Subsidiaries have taken commercially reasonable measures to protect the confidential nature of the trade secrets and confidential information that they own or use;

(vi)           to its Knowledge, the software it or any of its Subsidiaries owns or licenses for use does not contain any disabling mechanism or protection feature designed to prevent its use, including any computer virus, worm, software lock, drop-dead device, Trojan-horse routine, trap door, back door (including capabilities that permit non-administrative users to gain unrestricted access or administrative rights to software or that otherwise bypasses security or audit controls), time bomb or malware or any other codes or instructions that may be used to access, modify, replicate, distort, delete, damage or disable software or data, other software operating systems, computers or equipment with which the software interacts; and

(vii)           in the past 12 months, there has been no failure or malfunction of any IT Systems which has caused any material disruption to its business or that of its Subsidiaries.  It and its Subsidiaries have implemented reasonable backup, security and disaster recovery technology and procedures.

(b)           To its Knowledge, it and its Subsidiaries are compliant in all material respects with their respective privacy policies and contractual commitments to their respective customers and employees, concerning data protection and the privacy and security of Personal Data of such customers and employees, including any applicable Data Protection Laws.  Since January 1, 2012, to its Knowledge, it and its Subsidiaries have not experienced any Information Security Breach.

3.22           Real Property; Personal Property.

(a)           Set forth in Section 3.22(a) of its Disclosure Letter is a complete list of real property that it or its Subsidiaries own (“Owned Real Property”).  With respect to each Owned Real Property, except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:  (i) it or its respective Subsidiary has good and clear record and marketable title to such property, free and clear of any Lien other than Permitted Encumbrances and (ii) there are no outstanding options or right of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property, or interest therein.

(b)           It and its Subsidiaries have a valid and enforceable right to use or a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements thereto) material to the conduct of their respective businesses as such businesses are currently being conducted.  Neither its nor any of its Subsidiaries’ leasehold interest in any such real property is subject to any Lien, except for Permitted Encumbrances.  None of it or any of its Subsidiaries is in material breach of, or material default under, or has received written notice of any material breach of, or material default under, any Real Property Lease, agreement evidencing any Lien or other agreement affecting any lease, license, or sublease or other agreement (“Real Property Lease”) under which it or any of its Subsidiaries uses or occupies or has a right to use or occupy now or in the future, any real property (“Leased Real Property”), which default remains uncured as of the date of this Agreement.

(c)           Each Real Property Lease is valid, binding and in full force and effect, and no termination event or condition or uncured material breach or default on the part of it or any of its Subsidiaries exists under any Real Property Lease.  No option has been exercised by it or any of its Subsidiaries under any Real Property Lease, and neither it nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof.  None of it or any of its Subsidiaries has sold, assigned, transferred, pledged or created or suffered a Lien (except for Permitted Encumbrances) on all or any part of its leasehold interest in the Leased Real Property.  As of the date hereof, to its Knowledge, no landlord under any Real Property Lease has indicated that it will not grant its consent to the sublease of the respective Leased Real Property or assignment of such Real Property Lease by the tenant thereunder, or that such landlord will condition its granting of any such consent on the payment of any non de minimis fee.

(d)           The Owned Real Property, the Leased Real Property and any buildings or equipment thereon owned or leased by it or its Subsidiaries have no material defects, are in good operating condition and repair and have been reasonably maintained consistent with standards generally followed in the industry (given due account to the age and length of use of same, ordinary wear and tear excepted), are adequate and suitable for their present and intended uses, and, in the case of buildings (including the roofs thereof), are structurally sound.

3.23           Permits; Compliance with Laws.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of it and its Subsidiaries is, and since January 1, 2012, has been, in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Entity (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is currently being conducted (collectively, its “Required Permits”), and all such Required Permits are in full force and effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no suspension or cancellation of any of the Required Permits is pending or threatened, and no such suspension or cancellation will result from consummation of the Transactions.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, it and each of its Subsidiaries is, and since January 1, 2012 has been, in compliance with: (i) all Laws applicable to it or such Subsidiary or its respective business or properties and (ii) all its Required Permits.  Neither it nor any of its Subsidiaries is subject to any Order of, or any continuing, pending or threatened in writing formal investigation or formal inquiry by, any Governmental Entity except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)           Without limiting the generality of the foregoing, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, it and each of its Subsidiaries is, and since January 1, 2012 has been, in compliance with: (i) the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations promulgated thereunder, (ii) the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such Convention and (iii) the United Kingdom Bribery Act of 2010, as amended, and any rules and regulations promulgated thereunder.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither it or any of its Subsidiaries nor, to its Knowledge, any of their respective directors, officers, employees or agents, does any business with or involving the government of, any Person or project located in any country targeted by any of the economic sanctions promulgated by any Executive Order issued by the President of the United States or administered by the United States Treasury Department’s Office of Foreign Assets Control, or knowingly supports or facilitates any such business or project, in each case other than as permitted under such economic sanctions.  Neither it nor any of its Subsidiaries has received any written notice of violation (or allegation of violation) of such sanctions from any Governmental Entity.  This Section 3.23 does not relate to its SEC Reports, financial statements or compliance with the Sarbanes-Oxley Act (as associated rules and regulations), which are the subject of Section 3.10, Section 3.11 and Section 3.12.

3.24           Takeover Statutes.

(a)           No “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover statute or regulation (collectively, “Takeover Statutes”) would reasonably be expected to restrict or prohibit this Agreement, the Amalgamation Agreement or the Transactions by reason of it being a party to this Agreement and the Amalgamation Agreement, or performing its obligations hereunder and thereunder and consummating the Amalgamation and the other Transactions.

3.25           Interested Party Transactions.

(a)           There are no undisclosed transactions, Contracts, arrangements or understandings between: (i) it and any of its Subsidiaries, on the one hand, and (ii) any director, officer or employee of it or any Person (other than it or its Subsidiaries) which owns of record or beneficially any equity interest in it or any of its Subsidiaries, on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K of the SEC (each, an “Interested Party Transaction”).

3.26           Reserves.

(a)           The insurance reserves for claims, losses (including incurred, but not reported, losses), loss adjustment expenses (whether allocated or unallocated) and unearned premiums of each of its Insurance Subsidiaries contained in its Statutory Statements: (i) were, except as otherwise noted in the applicable Statutory Statement, determined in all material respects in accordance with generally accepted actuarial standards consistently applied as in effect at such time, except as otherwise noted in the financial statements and notes thereto included in such Statutory Statements, (ii) were computed on the basis of methodologies consistent with those used in computing the corresponding reserves in prior fiscal years, except as otherwise noted in the financial statements and the notes thereto included in such Statutory Statements, and (iii) satisfied the requirements of all applicable Laws in all material respects.

(b)           With respect to its Insurance Subsidiaries, it has provided or made available to the other party true and complete copies of: (i) all actuarial reports by independent external actuaries and (ii) all material internal actuarial reports, in each case, prepared on or after January 1, 2012 and prior to the date of this Agreement.  The information and data furnished by it and its Insurance Subsidiaries to its actuaries in connection with the preparation of such actuarial reports were (i) obtained from the books and records of the relevant Insurance Subsidiary and (ii) accurate in all material respects for the periods covered in such reports.

3.27           Insurance Policies.  Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect: (i) all property and liability insurance policies maintained by it and its Subsidiaries covering it and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid, (ii) neither it nor any of its Subsidiaries is in breach or default of any such insurance policies or has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default or permit termination or modification of any such insurance policies, and (iii) no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination or modification under such insurance policies.

3.28           Registration Statement; Joint Proxy Statement.  None of the information supplied or to be supplied by it for inclusion or incorporation by reference in the registration statement on Form S-4 (such registration statement as it may be amended or supplemented and including any such amendments or supplements, the “Registration Statement”) to be filed with the SEC by the Amalgamated Company, Axis or PRE under the Securities Act, including the prospectus relating to the Amalgamated Company Share Issuance (as it may be amended or supplemented and including any such amendments or supplements, the “Prospectus”) and the joint proxy statement and form of proxies relating to the special meetings of the shareholders of PRE and Axis to be held, in the case of Axis, to consider the Axis Bye-Law Amendment and to consider and obtain the Requisite PRE Vote and the Requisite Axis Vote (each a “Shareholders Meeting”) (as it may be amended, supplemented or modified and including any such amendments or supplements, the “Joint Proxy Statement”), at the time the Registration Statement becomes effective or, in the case of the Joint Proxy Statement, at the date of mailing and at the date of the Axis Shareholders Meeting or the PRE Shareholders Meeting, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each of the Registration Statement and Joint Proxy Statement, except for such portions thereof that relate only to PRE and its Subsidiaries or Axis and its Subsidiaries, will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

3.29           Opinion of Financial Advisor.

(a)           In the case of Axis, the Axis Board has received the opinion of its financial advisor, Goldman, Sachs & Co., dated January 25, 2015, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Axis Exchange Ratio is fair, from a financial point of view, to the holders of Axis Common Shares.

(b)           In the case of PRE, the PRE Board has received the opinion of its financial advisor, Credit Suisse, dated January 25, 2015, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the PRE Exchange Ratio is fair, from a financial point of view, to the holders of PRE Common Shares.

3.30           Brokers or Finders.  Other than, in the case of PRE, Credit Suisse and, in the case of Axis, Goldman, Sachs & Co., no agent, broker, investment banker, financial advisor is or will be entitled to any broker’s, finder’s or other similar commission or fee in connection with the Transactions based upon arrangements made by or on behalf of it or any of its Subsidiaries.

3.31           Reorganization.  Neither it nor any of its Subsidiaries has taken or agreed to take any action, has failed to take any action, or has knowledge of any fact, agreement, plan or other circumstance, that would be reasonably likely to prevent or impede the Amalgamation from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.32           Environmental Matters.  (a)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) no notice, notification, demand, request for information, citation, summons or complaint has been received, no order, judgment decree or injunction has been issued or is otherwise in effect, no penalty has been assessed, and no investigation, action, claim, suit or proceeding is pending or, to its Knowledge, is threatened with respect to it or any of its Subsidiaries (or any of their respective predecessors) that relates to any Environmental Law or Hazardous Substance; (ii) the Company and its Subsidiaries (and their respective predecessors) are and have at all times been in compliance with all Environmental Laws; and (iii) there are no liabilities or obligations of it or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and there is no condition, situation or set of circumstances that could reasonably be expected to result in or be the basis for any such liability or obligation.

(b)           Other than as does not identify any actual or potential material violation of or material liability under Environmental Law, there has been no environmental investigation, study, audit, test, review or other analysis conducted of which it has Knowledge in relation to its or its Subsidiaries’ current or prior business or any property or facility now or previously owned or leased by it or any of its Subsidiaries that has not been delivered to the other party at least five Business Days prior to the date hereof.

(c)           The consummation of the transactions contemplated hereby require no filings to be made or actions to be taken pursuant to the New Jersey Industrial Site Recovery Act or the “Connecticut Property Transfer Law” (Sections 22a-134 through 22-134e of the Connecticut General Statutes).

3.33           No Other Representations or Warranties.  Except in the case of fraud and except for the representations and warranties set forth in this Article III, PRE acknowledges and agrees that Axis is not and Axis acknowledges and agrees that PRE is not making, nor shall have been deemed to have made, any representation or warranty of any kind whatsoever, express or implied, at law or in equity, and PRE with respect to Axis and Axis with respect to PRE, disclaims any such representation or warranty.

ARTICLE IV

MUTUAL COVENANTS OF THE PARTIES

4.1           Preparation of Proxy Statement; Shareholder Meetings.

(a)           As promptly as practicable following the date of this Agreement: (i) Axis and PRE shall jointly prepare and shall cause to be filed with the SEC the Joint Proxy Statement in preliminary form and (ii) PRE shall prepare, together with Axis, and cause to be filed with the SEC the Registration Statement in preliminary form, in which the Joint Proxy Statement will be included as a prospectus.

(b)           Each of Axis and PRE shall use its reasonable best efforts to have the Joint Proxy Statement cleared by the SEC and the Registration Statement declared effective by the SEC as promptly as practicable after such filing and to maintain the effectiveness of the Registration Statement through the Effective Time.  Each of Axis and PRE shall promptly furnish all information concerning it or its shareholders and their respective Affiliates to the other, including all information required by the Securities Act and the Exchange Act to be included therein, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Registration Statement and the Joint Proxy Statement.  The Joint Proxy Statement and the Registration Statement shall include all information reasonably requested by such other party to be included therein.  Each of PRE and Axis shall promptly correct any information provided by it for use in the Joint Proxy Statement or the Registration Statement, as applicable, if and to the extent such information shall have become false or misleading in any material respect.  Each of Axis and PRE shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement and the Registration Statement received from the SEC, including any request from the SEC for amendments or supplements to the Registration Statement or Joint Proxy Statement or for additional information, and shall provide the other party with copies of all written correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand.  Each of PRE and Axis shall use their reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Joint Proxy Statement and the Registration Statement and to resolve such comments with the SEC.  Prior to filing the Registration Statement or mailing the Joint Proxy Statement or responding to any comments of the SEC with respect thereto, each of Axis and PRE shall: (i) provide the other with a reasonable opportunity to review and comment on such document or response or amendment or supplement as applicable (including the proposed final version of such document or response) and (ii) give due consideration to incorporating in such document or response any comments reasonably proposed by the other party.  Each of Axis and PRE shall advise the other party, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Amalgamated Company Common Shares issuable in the Amalgamated Company Share Issuance for offering or sale in any jurisdiction, and each of Axis and PRE shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.  Each of Axis and PRE shall also use its reasonable best efforts to take any other action (other than qualifying to do business in any jurisdiction in which it is not so qualified on the date of this Agreement) required to be taken under any applicable securities Laws in connection with the Transactions, with respect to the issuance of Amalgamated Company Common Shares pursuant to the Amalgamated Company Share Issuance and the treatment of PRE Options, Axis Options, PRE SARs, PRE Other Share-Based Awards and Axis Other Share-Based Awards pursuant to Section 2.3, and PRE and Axis shall respectively furnish all information concerning PRE, the PRE Shareholders, Axis, the Axis Shareholders and holders of PRE Options, Axis Options, PRE SARs, PRE Other Share-Based Awards and Axis Other Share-Based Awards as may be reasonably requested in connection with any such action.

(c)           If, at any time prior to the Effective Time, either PRE or Axis obtains Knowledge of any information pertaining to it or previously provided by it for inclusion in the Registration Statement or the Joint Proxy Statement that would require any amendment or supplement to the Registration Statement or the Joint Proxy Statement so that any such document would not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, such party shall promptly advise the other party thereof and Axis and PRE shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the shareholders of the Axis and of PRE.

(d)           Axis shall, in accordance with its Bye-Laws and applicable Law, as soon as practicable following the date the Registration Statement is declared effective by the SEC: (i) duly call, give notice of, convene and hold a meeting of the shareholders of Axis (the “Axis Shareholders Meeting”) within 45 days of such declaration of effectiveness for purposes of seeking and obtaining the approval of the Axis Bye-Law Amendment and the Requisite Axis Vote and (ii) in furtherance thereof, use its reasonable best efforts to cause the Joint Proxy Statement to be distributed to its shareholders within seven days of such declaration of effectiveness.  Without the prior written consent of PRE, no proposals other than the Axis Bye-Law Amendment, the Requisite Axis Vote and routine proposals required in connection therewith shall be included in the Joint Proxy Statement or transacted at the Axis Shareholders Meeting.  Unless the Axis Board shall have made a Change of Recommendation, as permitted by Section 5.8(d), Axis shall: (A) use its reasonable best efforts to solicit or cause to be solicited from its shareholders proxies to secure the Axis Bye-Law Amendment and the Requisite Axis Vote, (B) include the Axis Board Recommendation in the Joint Proxy Statement and (C) take all other actions necessary or advisable to secure the Axis Bye-Law Amendment and the Requisite Axis Vote.  Axis agrees that, unless this Agreement has been terminated in accordance with Section 7.1, its obligations pursuant to this Section 4.1 shall not be affected by the commencement, public proposal, public disclosure or communication to Axis of any Acquisition Proposal with respect to Axis or by a Change of Recommendation by the Axis Board.

(e)           PRE shall, in accordance with its Bye-Laws and applicable Law,  as soon as practicable following the date the Registration Statement is declared effective by the SEC: (i) duly call, give notice of, convene and hold a meeting of the shareholders of PRE (the “PRE Shareholders Meeting”) within 45 days of such declaration of effectiveness for purposes of seeking and obtaining the Requisite PRE Vote and (ii) in furtherance thereof, use its reasonable best efforts to cause the Joint Proxy Statement to be distributed to its shareholders as soon as practicable within seven days of such declaration of effectiveness.  Without the prior written consent of Axis, no proposals other than the Requisite PRE Vote and routine proposals required in connection therewith shall be included in the Joint Proxy Statement or transacted at the PRE Shareholders Meeting.  Unless the PRE Board shall have made a Change of Recommendation, as permitted by Section 5.8(d), PRE shall: (A) use its reasonable best efforts to solicit or cause to be solicited from its shareholders, in accordance with applicable Law, its Bye-Laws and the rules and regulations of the NYSE, proxies to secure the Requisite PRE Vote, (B) shall include the PRE Board Recommendation in the Joint Proxy Statement and (C) take all other actions necessary or advisable to secure the Requisite PRE Vote.  PRE agrees that, unless this Agreement has been terminated in accordance with Section  7.1, its obligations pursuant to this Section 4.1 shall not be affected by the commencement, public proposal, public disclosure or communication to PRE of any Acquisition Proposal with respect to PRE or by a Change of Recommendation by the PRE Board.

(f)           Axis and PRE shall use their commercially reasonable efforts to cause the Axis Shareholders Meeting and the PRE Shareholders Meeting to occur on the same date.  Following the Shareholder Meetings and at or prior to the Closing, each of Axis and PRE shall deliver to the corporate secretary of the other party a certificate setting forth the voting results from its respective Shareholder Meeting.

4.2           Access to Information; Confidentiality.  Subject to applicable Law, each of PRE and Axis shall, and shall cause each of its respective Subsidiaries to, permit the other and its Representatives, during the period before the earlier of the termination of this Agreement pursuant to Article VII  and the Effective Time, to: (i) have reasonable access for reasonable purposes related to the consummation of the Transactions, during normal business times and upon reasonable advance written notice, to the other party’s premises, properties, books, records, contracts and documents and (ii) promptly furnish to the other party such information concerning its business, personnel and prospects as such other party may reasonably request; provided, that, PRE, Axis and their respective Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party; provided, further, that neither PRE nor Axis shall be obligated to provide such access or information if doing so could violate applicable Law or a Contract or obligation of confidentiality owing to a third party, or waive the protection of an attorney-client privilege or other legal privilege, in each case to the extent existing as of the date hereof (as long as PRE or Axis, as the case may be, has used commercially reasonable efforts to obtain the consent of any third party required thereunder).  Information exchanged pursuant to this Section 4.2 shall be subject to the confidentiality agreement, dated January 17, 2015, between Axis and PRE (the “Confidentiality Agreement”). No investigation conducted under this Section 4.2 will affect or be deemed to modify any representation or warranty made in this Agreement, and PRE and Axis agree that the Confidentiality Agreement shall terminate immediately upon the Closing.

4.3           Filings; Reasonable Best Efforts; Notification.

(a)           Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Laws, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable on their part to consummate and make effective, in the most expeditious manner practicable and in any event prior to the End Date, the Amalgamation and the other Transactions, including: (i) the obtaining of all necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from Governmental Entities and the making of all other necessary registrations and filings, (ii) the obtaining of all consents, approvals or waivers from third parties that are necessary or desirable or required in connection with the Transactions and material to the business of Axis or PRE, as the case may be, (iii) the preparation of the Joint Proxy Statement and the Registration Statement, including the Prospectus, (iv) the execution and delivery of any additional instruments necessary to consummate any of the Transactions and (v) the providing of all such information concerning such party, its Affiliates and its Affiliates’ officers, directors, employees and partners as may reasonably be requested or necessary in connection with any statement, filing, action or application or any of the matters described in this Section 4.3.

(b)           In furtherance and not in limitation of the foregoing, each of PRE and Axis agrees to make the appropriate initial application filings and notifications required by the Transaction Approvals as promptly as practicable after the date hereof, including in connection with approvals required pursuant to the HSR Act and filings and notifications with respect to the Bermuda Monetary Authority and Registrar. Subject to applicable Laws relating to the exchange of information, Axis and PRE shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all the information relating to Axis or PRE, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with this Agreement, the Amalgamation Agreement and the Transactions. In exercising the foregoing rights, each of Axis and PRE shall act reasonably and as promptly as practicable. None of PRE, Axis or any of their respective Affiliates shall permit any of their respective Representatives to participate in any meeting with any Governmental Entity (including any Insurance Regulator) in respect of any filings, investigation or other inquiry relating to this Agreement, the Amalgamation Agreement and the Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity and applicable Laws, gives the other party the opportunity to attend and participate at such meeting.

(c)           Subject to applicable Laws and as required by any Governmental Entity, Axis and PRE shall each keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other party with copies of non-routine notices or other communications received by Axis, PRE or any of their respective Affiliates, as the case may be, from any third party or any Governmental Entity with respect to the Transactions. If Axis or PRE receives a request for information or documentary material from any such Governmental Entity that is related to the Transactions, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response to such request. Axis and its Affiliates shall advise PRE, and PRE and its Affiliates shall advise Axis, prior to making or entering into any understandings, undertakings or agreements (oral or written) in connection with the Transactions with the Federal Trade Commission, the Department of Justice, any Insurance Regulator or any other Governmental Entity or any private party challenging the Transactions.

(d)           In connection with subsections 4.3(a), 4.3(b) and 4.3(c) above: (i) neither party nor any of its Subsidiaries shall be required to sell, divest, hold separate, or otherwise dispose of any of its or its Subsidiaries respective businesses, product lines or assets, (ii) the Amalgamated Company and its Subsidiaries shall not be required to conduct the businesses of Axis and its Subsidiaries and PRE and its Subsidiaries, taken as a whole after giving effect to the Amalgamation in a specified manner and (iii) no party shall be required to agree to (A) take any of the actions set forth in clause (i) or (ii), (B) take any other action or (C) any restriction, limitation or condition that, in the case of any of clause (i), (ii) or this clause (iii), would or would reasonably be expected to have a Material Adverse Effect on the Amalgamated Company and its Subsidiaries (including Axis and its Subsidiaries and PRE and its Subsidiaries), taken as a whole after giving effect to the Amalgamation (such Material Adverse Effect, a “Regulatory Material Adverse Effect”).

4.4           Tax-Free Treatment.  Each of the parties shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to (i) cause the Amalgamation to constitute a “reorganization” under Section 368(a) of the Code, (ii) not take any action or fail to take any action required hereby that could reasonably be expected to prevent or impede the Amalgamation from qualifying as a reorganization within the meaning of Section 368(a) of the Code and (iii) to cooperate with one another in obtaining an opinion from Davis Polk & Wardwell LLP, counsel to PRE (“PRE’s Counsel”), as provided for in Section 6.2(d) and an opinion from Simpson Thacher & Bartlett LLP, counsel to Axis (“Axis’s Counsel”), as provided for in Section 6.3(d).  In connection therewith, Axis and PRE shall execute and deliver officer’s certificates containing appropriate representations at such time or times as may be reasonably requested by counsel, including in connection with any filing of the Registration Statement and the delivery of the opinions described in Section 6.2(d) and Section 6.3(d), for purposes of rendering opinions with respect to the tax treatment of the Amalgamation.

4.5           Public Announcements.  The initial press release following the execution of this Agreement shall be a joint press release by the parties.  Except: (i) as required by applicable Law or requirements of the NYSE (and in that event only if time does not permit) or (ii) with respect to any Change of Recommendation by the Axis Board or the PRE Board that has occurred pursuant to Section 5.8, at all times prior to the earlier of the Closing or termination of this Agreement pursuant to Section 7.1, Axis and PRE shall consult with each other before issuing, and shall give each other the opportunity to review and approve, any press release or other public statement relating to this Agreement or any of the Transactions and shall (A) not issue any such press release or make such other public statement or comment prior to such review and subsequent approval and (B) include in such press release or other public statement or comment all comments reasonably proposed by the other party.

4.6           Section 16 Matters.  Prior to the Effective Time, Axis and PRE shall take such steps as may be reasonably necessary or advisable to cause the respective dispositions or acquisitions of Axis Common Shares (including derivative securities thereof) and PRE Common

Shares (including derivative securities thereof) resulting from the Transactions by each individual who is a director or officer of Axis or PRE (as the case may be) subject to Section 16 of the Exchange Act, or who will become subject to Section 16 of the Exchange Act, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

4.7           Notification of Certain Matters.

(a)           PRE shall promptly notify Axis, and Axis shall promptly notify PRE, of: (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions, (ii) any communication from any Governmental Entity in connection with the Transactions, (iii) any Legal Actions threatened or commenced against or otherwise affecting PRE or any of its Subsidiaries (in the case of PRE) or Axis or any of its Subsidiaries (in the case of Axis) that are related to the Transactions (including any Legal Action brought by a shareholder of PRE or Axis, as applicable, in accordance with Section 4.7(b)) or (iv) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause a Material Adverse Effect.

(b)           PRE shall promptly advise Axis, and Axis shall promptly advise PRE, orally and in writing, of any Legal Action brought by any shareholder of PRE or Axis, either derivatively, individually or on behalf of a putative class of shareholders as applicable, against PRE or Axis or its respective directors or officers relating to this Agreement or the Transactions. Subject to Section 2.1(e) and (f), PRE shall give Axis, or Axis shall give PRE, as the case may be, the opportunity to participate, in any such Legal Action, including the defense or settlement of any Legal Action initiated by any shareholder of PRE or Axis, either derivatively, individually or on behalf of a putative class of shareholders as applicable, or any of its respective directors or officers relating to the Transactions, and no such settlement shall be agreed to without the prior written consent of Axis or PRE, as applicable, which consent shall not be unreasonably withheld, conditioned or delayed.

ARTICLE V

ADDITIONAL COVENANTS OF THE PARTIES

5.1           Conduct of Operations of Axis and PRE.  Except as required by applicable Law as otherwise expressly provided in this Agreement or as set forth in Section 5.1 of its Disclosure Letter, without the prior written consent of the other party, such consent not to be unreasonably withheld, conditioned or delayed, PRE and Axis shall, and shall cause each of its respective Subsidiaries to: (i) conduct its operations only in the ordinary course of business consistent with past practice and (ii) use its commercially reasonable efforts to maintain and preserve intact its business, maintain its Permits and to preserve the goodwill of its customers, cedents, reinsureds, retrocessionaires, reinsurance brokers, regulators, suppliers and other Persons with whom it has material business relationships.  Without limiting the generality of the foregoing, from the date of this Agreement and until the Closing, and except as required by applicable Law, expressly provided in this Agreement or set forth in Section 5.1 of its Disclosure Letter, PRE and Axis shall not, and shall not permit any of its respective Subsidiaries to, take any of the following actions, without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)           Amend or propose to amend its Memorandum of Association or Bye-Laws (other than, in the case of Axis, the Axis Bye-Law Amendment) or other Organizational Documents (whether by merger, amalgamation, consolidation or otherwise) or waive any requirement thereof;

(b)           Declare or pay, or propose to declare or pay, any dividends on or make other distributions in respect of any of its share capital, whether in cash, shares or property or any combination thereof, except for: (i) dividends paid by a direct or indirect wholly owned Subsidiary to it or its other wholly owned Subsidiaries and (ii) ordinary course quarterly cash dividends on PRE Common Shares and PRE Preferred Shares or Axis Common Shares and Axis Preferred Shares, as applicable, with record and payment dates consistent with past practice, provided, that, in the case of this clause (ii), (A) the quarterly cash dividends payable in respect of PRE Common Shares shall be permitted to increase to an amount not to exceed $0.70 per share per quarter, (B) the quarterly cash dividends payable with respect of the Axis Common Shares shall not be increased and (C) each of PRE and Axis shall be entitled to pay immediately prior to the Effective Time on PRE Common Shares and Axis Common Shares, respectively, for the quarter in which the Closing Date occurs a pro rata dividend for the period from the first day of such quarter until the day immediately preceding the Closing Date;

(c)           (i) Adjust, subdivide, consolidate or reclassify its share capital or issue, deliver or sell or authorize or propose the issuance, delivery or sale of any other securities in respect of, in lieu of or in substitution for, its share capital or that of its Subsidiaries, (ii) redeem, purchase or otherwise acquire, or offer to purchase, redeem or otherwise acquire, directly or indirectly, any shares or any securities convertible or exchangeable into or exercisable for any shares, (iii) grant any Person any right or option to acquire any shares, (iv) issue, deliver or sell (other than repurchases in the ordinary course pursuant to employee benefit plans or employment agreements, in each case in effect on the date hereof) any additional shares or any securities convertible or exchangeable into or exercisable for any shares or such securities or (v) enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of its share capital, other than, as may be applicable in each case:  (A) the issuance of Axis Common Shares or PRE Common Shares required to be issued upon the exercise or settlement of share options or other equity-related awards outstanding on the date hereof under the Axis Share Plans or the PRE Share Plans, respectively, in effect on the date hereof (including any Axis Common Shares or PRE Common Shares issued for any associated payment of exercise price and/or withholding taxes and the purchase of PRE Common Shares under the Purchase Plans pursuant to Section 5.5(a)), (B) issuances, sales or transfers by a wholly owned Subsidiary of share capital, to it or another of its wholly owned Subsidiaries, and (C) grants of equity awards to its or its Subsidiaries’ employees in the amounts, and with the vesting schedule, set forth in Section 5.1(c) of its Disclosure Letter;

(d)           Except as required under any Benefit Plan in effect as of the date of this Agreement: and except with respect to any bonuses accrued but unpaid as of December 31, 2014 pursuant to a Benefit Plan disclosed in Section 3.18(a) or Section 3.18(f) (i) grant or increase any severance, change in control, retention or termination payments or benefits or any equity or equity-based compensation to any of its Associates (except for equity awards pursuant to Section 5.1(c)(C) or set forth on Section 5.1 of the Disclosure Letter or granted in the ordinary course of business to non-employee directors and non-equity based compensation in the ordinary course of business with respect to employees who are not directors or executive officers), (ii) increase, or commit to increase, the compensation, bonus or benefits of any of its Associates (except for equity awards pursuant to Section 5.1(c)(C) and non-equity in the ordinary course of business with respect to employees who are not directors or executive officers), (iii) establish, adopt, terminate or amend any Benefit Plan or any benefit plan, agreement, program, policy, commitment or other arrangement that would be a Benefit Plan if it were in existence as of the date of this Agreement (other than routine changes to welfare plans), (iv) take any affirmative action to accelerate the vesting or payment of, or fund or in any other way secure the payment of, compensation or benefits under any Benefit Plan, (v) hire or promote any Associate, or (vi) terminate, without “cause,” any of its employees, in each case of (v) and (vi) other than in the ordinary course of business and consistent with past practice; provided, that upon notification of and consultation with the other party during the process, it may hire employees to fill a vacancy as a result of the termination of employment of an employee on the date of this Agreement so long as (A) such terminated employee’s aggregate annual compensation and benefits during 2014 were less than $500,000 (with applicable adjustments made for periods of employment of less than a full calendar year) and (B) such replacement employee’s aggregate annual compensation and benefits (with applicable adjustments made for periods of employment of less than a full calendar year) are not in excess of the compensation and benefits that were provided to the terminated employee during 2014 (with applicable adjustments made for periods of employment of less than a full calendar year);

(e)           Acquire, by merger, amalgamation, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture or other Person or division thereof, or any substantial portion thereof, or (ii) sell, lease, assign, transfer, license, encumber, abandon or otherwise dispose of, or agree to sell, lease, assign, transfer, license, encumber, abandon or otherwise dispose of, any of its material assets, product lines, businesses, rights or properties (including capital stock or share capital of its Subsidiaries and indebtedness of others held by it and its Subsidiaries), other than as may be applicable in each case (A) transactions between it and any of its wholly owned Subsidiaries or transactions between any such wholly owned Subsidiaries, (B) the acquisition or disposition of Investment Assets in the ordinary course of business and in accordance with its Investment Guidelines, (C) acquisitions or dispositions, including in either case by lease or license, of immaterial or obsolete supplies, products, office equipment, furnishings, fixtures or other tangible assets (including software) in the ordinary course of business, and (D) the creation or incurrence of a Permitted Encumbrance;

(f)           Establish, adopt or enter into any collective bargaining agreement or similar labor agreement;

(g)           Make or authorize any capital expenditures individually in excess of $2,000,000;

(h)           (i)  Enter into, terminate, modify or amend in any material respect any Material Contract, (ii) enter into any new Ceded Reinsurance Contract except in the ordinary course of business consistent with past practice, (iii) enter into any Contract that would limit or otherwise restrict it or any of its Subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict the Amalgamated Company or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business, in any geographic area or with any Person in any material respect, (iv) enter into, modify or amend any Contract constituting or relating to an Interested Party Transaction, (v) enter into, modify or amend any Contract involving the assumption or insurance by it of any of its Subsidiaries of liabilities (contingent or otherwise) in excess of $5,000,000 (and it and its Subsidiaries shall otherwise comply with their existing underwriting policies, practices and guidelines, and shall keep the other party informed on a reasonably current basis (and as otherwise reasonably requested from time to time by the other party or its Representatives) of developments relating to their underwriting activities), (vi) terminate, cancel, request any material change or waive any of its material rights in connection with any Material Contract, Ceded Reinsurance Contract or Real Property Lease or (vii) enter, to the extent material, any new lines of business, classes or any markets in which it and its Subsidiaries do not operate as of the date of this Agreement;

(i)           Incur, assume, guarantee or prepay any indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities of it or any of its Subsidiaries, or enter into any “keep well” or other agreement to maintain any financial condition of another Person, or enter into any swap or hedging transaction or other derivative agreements, other than: (i) indebtedness incurred under the PRE Credit Facilities (in the case of PRE) or the Axis Credit Facilities (in the case of Axis), as applicable, to support the insurance and reinsurance obligations of its Insurance Subsidiaries in the ordinary course of their business, including the replacement of existing or maturing letters of credit issued thereunder, (ii) any amendment or replacement of the PRE Credit Facilities or the Axis Credit Facilities (as the case may be) in connection with the Transactions, (iii) indebtedness for borrowed money among it and any of its wholly-owned Subsidiaries or among any of its wholly-owned Subsidiaries and (iv) any swap or hedging transaction or other derivative agreements entered into: (A) in the ordinary course of business in connection with Investment Assets and in accordance with its Investment Guidelines or (B) in the ordinary course of business in connection with its weather and commodities business;

(j)           (i)  Except as provided in Schedule 5.1(j) make any loans, advances or capital contributions to, or investments in, any other Person, other than to any of its wholly-owned Subsidiaries or (ii) make, forgive or discharge, in whole or in part, any loans or advances to any of its or its Subsidiaries’ current or former Associates;

(k)           Change the accounting policies or procedures of it or any of its Subsidiaries, other than as required by changes in applicable Laws, GAAP, Regulation S-X of the SEC or Applicable SAP;

(l)           Change any material method of Tax accounting, settle or compromise any audit or other proceeding relating to a material amount of Tax, make or change any material Tax election or file any material Tax Return (including any material amended Tax Return), agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, enter into any closing agreement with respect to any material amount of Tax or surrender any right to claim any material Tax refund;

(m)           Alter or amend in any material respect any existing underwriting, claim handling, loss control, investment, reserving or actuarial practice, guideline or policy or any material assumption underlying any reserves or actuarial practice or policy, except as may be required by GAAP, Applicable SAP or applicable Laws;

(n)           Settle or compromise, or offer to do the same, any Legal Action, in each case made or pending against, or made by or contemplated to be made by, as applicable, it or any of its Subsidiaries, or any of their officers and directors in their capacities as such, other than the settlement of any Legal Actions that: (i) is solely for monetary damages for an amount not to exceed $500,000 for any such settlement individually or $2,000,000 in the aggregate, or (ii) is in the ordinary course for claims under Policies and Reinsurance Contracts within applicable policy or contractual limits;

(o)           Acquire or dispose of any Investment Assets in any manner inconsistent with its Investment Guidelines;

(p)           Amend, modify or otherwise change its Investment Guidelines in any material respect;

(q)           Adopt or enter into any plan or agreement of complete or partial liquidation or dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of it or any of its Subsidiaries;

(r)           Cancel any material indebtedness or waive any claims or rights of material value, in each case other than in the ordinary course of business;

(s)           Abandon, modify, waive or terminate any material Permit; or

(t)           Agree, authorize or commit to do any of the foregoing.

5.2           Bermuda Required Actions.  Prior to the Effective Time: (i) PRE shall: (a) procure that the statutory declaration required by Section 108(3) of the Companies Act is duly sworn by one of its officers; and (b) prepare a duly certified copy of the PRE shareholder resolutions evidencing the Requisite PRE Vote and deliver such documents to Axis; and (ii) Axis shall:  (a) procure that the statutory declaration required by Section 108(3) of the Companies Act is duly sworn by one of its officers; and (b) prepare a duly certified copy of the Axis shareholder resolutions evidencing the Requisite Axis Vote and deliver such documents to PRE.

5.3           Indemnification; Directors’ and Officers’ Insurance.

(a)           From and after the Effective Time, subject to applicable Law, the Amalgamated Company shall indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former officers and directors of PRE and its Subsidiaries and Axis and its Subsidiaries (collectively, the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments that are paid in settlement of or in connection with any Legal Action based or arising, in whole or in part, or such Indemnified Party’s service as an officer or director of PRE, Axis or any of their respective Subsidiaries prior to the Effective Time, whether asserted or claimed prior to, at or after, the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) to the fullest extent provided or permitted under PRE’s Organizational Documents and Axis’s Organizational Documents (as the case may be) and any indemnification agreement entered into between PRE or any of its Subsidiaries and such Indemnified Party, or Axis or any of its Subsidiaries and such Indemnified Party, in each case as in effect as of the date of this Agreement.

(b)           The Amalgamated Company shall, at the Effective Time, purchase, a “tail” directors’ and officers’ liability insurance policy, for PRE’s and its Subsidiaries’ present and former directors and officers and Axis’s and its Subsidiaries’ present and former directors and officers who are covered prior to the Effective Time by existing policies of directors’ and officers’ liability insurance, with coverage for six years following the Effective Time and on other terms that provide at least substantially equivalent benefits to the covered persons as such existing policies.  If such prepaid “tail policy” has been obtained by the Amalgamated Company, it shall be deemed to satisfy all obligations pursuant to this Section 5.3(b) and the Amalgamated Company shall use its reasonable best efforts to cause such “tail policy” to be maintained in full force and effect for its full term and to honor all of its obligations thereunder.

(c)           If the Amalgamated Company or any of its respective successors or assigns: (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties or assets to any Person, then, in each case, the Amalgamated Company or any of its respective successors and assigns, as applicable, shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in this Section 5.3.

(d)           This Section 5.3 is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnified Party may have by Contract, applicable Law or otherwise.

5.4           NYSE Listing.  Axis and PRE shall use their respective reasonable best efforts to cause the Amalgamated Company Common Shares issuable pursuant to the Amalgamated Company Share Issuance to be approved for listing on the NYSE, subject to official notice of issuance, at the Closing.

5.5           Employees and Employee Benefits.

(a)           Prior to the Effective Time, PRE shall take all actions necessary or required under the ESPP and SSPP (together, the “Purchase Plans”) and any applicable Laws to: (i) ensure that no offering period shall be authorized or commenced on or after the date of this Agreement, (ii) no PRE employees will be permitted to begin participating in the Purchase Plans, and no existing participants in the Purchase Plans will be permitted to make additional deferrals or increase elective deferral rates in respect of the current offering period under such Purchase Plan, in each case, on or after the date of this Agreement and (iii) if the Closing shall occur prior to the end of the offering period in existence under the respective Purchase Plan, on the date of this Agreement, cause the rights of participants in such Purchase Plan, as applicable, with respect to any such offering period then underway to be determined by treating the last Business Day prior to the Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under such Purchase Plan.  PRE shall terminate each Purchase Plan in its entirety effective as of the Effective Time.  Prior to the Effective Time, PRE shall take all actions (including, if appropriate, amending the terms of the Purchase Plans) that are necessary to give effect to the transactions contemplated by this Section 5.5.

(b)           With respect to any employee benefit plan maintained by the Amalgamated Company or any of its Affiliates in which any Continuing Employee becomes a participant, such Continuing Employee shall receive full credit for purposes of eligibility to participate and vesting thereunder (but not for purposes of benefit accrual or vesting of equity compensation) for service with Axis or PRE or any of their respective Subsidiaries (or predecessor employers to the extent Axis or PRE provides such past service credit) to the same extent that such service was recognized as of the Effective Time under a comparable plan of the applicable entity in which the Continuing Employee participated.

5.6           Stock Exchange Delisting. Axis and PRE shall use their reasonable best efforts to cause the PRE Common Shares and the Axis Common Shares to be de-listed from the NYSE and deregistered under the Exchange Act promptly following the Effective Time.

5.7           Financing.  In the event that the parties mutually determine that it is desirable to obtain new credit facilities and/or obtain amendments or waivers under any of the parties’ existing credit facilities or other existing financing arrangements in connection with the Transactions (the “Financing”), the parties shall, and shall cause each of their respective Subsidiaries to, use commercially reasonable efforts to cooperate with each other and to cause their respective directors, officers, employees, agents and representatives to cooperate in connection with the arrangement and consummation of the Financing; provided that: (i) such requested cooperation does not unreasonably interfere with the ongoing operations of a party and its Subsidiaries prior to the Effective Time, and (ii) no party or any of its Subsidiaries shall be required to incur any financial liability under the Financing prior to the Effective Time unless any such liability is contingent upon the occurrence of the Closing and otherwise not material to Axis, PRE and their respective Subsidiaries.

5.8           Acquisition Proposals.

(a)           Subject to Section 5.8(c) through Section 5.8(h), each of Axis and PRE agrees that, from the date of this Agreement until the Effective Time or, if earlier, the date of termination of this Agreement in accordance with Article VII, neither it nor any of its Subsidiaries shall, and it shall use its reasonable best efforts to cause its and its Subsidiaries’ directors, officers, employees, agents, investment bankers, attorneys, accountants and other representatives (“Representatives”) not to, directly or indirectly: (i) initiate, solicit or take any action to knowingly facilitate or knowingly encourage any inquiries or requests for information with respect to, the making of, or that could reasonably be expected to result in, an Acquisition Proposal, (ii) enter into, participate or engage in any negotiations concerning, or provide any non-public information or data relating to it or any of its Subsidiaries to any Person or afford access to the resources, properties, assets, books or records of it or any of its Subsidiaries to any Peron relating to, in connection with, or in response to an Acquisition Proposal, or any inquiry or indication of interest that could reasonably expected to result in an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, (iv) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger or amalgamation agreement, acquisition agreement, option agreement or other similar agreement relating to any Acquisition Proposal (each an “Acquisition Agreement”), (v)  terminate, amend, release, modify or fail to enforce any provision (including any standstill or other provision) of, or grant any permission, waiver or request under, any confidentiality, standstill or similar agreement (including an Acceptable Confidentiality Agreement) or obligations of any Person (other than in respect of Axis or PRE, as the case may be) or (vi) propose publicly or commit, authorize or agree to do any of the foregoing relating to any Acquisition Proposal.

(b)           Subject to Section 5.8(c)  through Section 5.8(h), prior to the Closing, neither the Axis Board or the PRE Board nor any committee thereof shall, directly or indirectly: (i) withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, in a manner adverse to the other party, the Axis Board Recommendation (in the case of Axis) or the PRE Board Recommendation (in the case of PRE), (ii) approve, adopt, recommend or declare advisable, or publicly propose to approve, adopt, recommend or declare advisable, any Acquisition Proposal, (iii) if a tender offer or exchange offer for any issued and outstanding shares of Axis or PRE (as the case may be) is commenced prior to obtaining the respective Requisite Axis Vote or Requisite PRE Vote, fail to recommend against acceptance of such tender offer or exchange offer by its respective shareholders (including, for these purposes, by taking no position or a neutral position in respect of the acceptance of such tender offer or exchange offer by its shareholders, which shall be deemed to be a failure to recommend against the acceptance of such tender offer or exchange offer) within five Business Days after commencement thereof (or in the event of a change in the terms of the tender offer or exchange offer, within five Business Days of the announcement of such changes), or (iv) fail to include the Axis Board Recommendation (in the case of Axis) or PRE Board Recommendation in the (in the case of PRE) in the Joint Proxy Statement (any action described in clauses (i)-(iv) above being referred to as a “Change of Recommendation”).

(c)           Notwithstanding the limitations set forth in Section 5.8(a) and Section 5.8(b), until the earlier of receipt of the Requisite Axis Vote (in the case of Axis) or the Requisite PRE Vote (in the case of PRE) and any termination of this Agreement pursuant to Section 7.1, if after the date of this Agreement, Axis or PRE, as the case may be, receives a written unsolicited bona fide Acquisition Proposal that the Axis Board (in the case of Axis) or the PRE Board (in the case of PRE) has determined in good faith, after consultation with its outside legal counsel and financial advisors: (i) constitutes a Superior Proposal or (ii) would reasonably be likely to result in a Superior Proposal, then the party receiving such Acquisition Proposal may:  (A) furnish or disclose nonpublic information to the Person making such Acquisition Proposal if, prior to furnishing such information, such party receives from the third party an executed Acceptable Confidentiality Agreement and (B) engage in discussions or negotiations with such Person with respect to such Acquisition Proposal, in each case only if the Axis Board or the PRE Board (as the case may be) determines in good faith, after consultation with its outside legal counsel that failure to do so would violate the respective fiduciary duties of the Axis Board or the PRE Board (as the case may be) under applicable Law.

(d)           Notwithstanding anything in this Agreement to the contrary, the Axis Board or the PRE Board, at any time prior to the receipt of the Requisite Axis Vote (in the case of Axis) or the Requisite PRE Vote (in the case of PRE), in response to the receipt of a written unsolicited bona fide Acquisition Proposal made or received after the date of this Agreement, shall be permitted to effect a Change of Recommendation, if: (A) the Axis Board or the PRE Board (as the case may be) determines in good faith, after consultation with its outside legal counsel and financial advisors, that: (i) failure to make such Change of Recommendation would violate the respective fiduciary duties of the Axis Board or the PRE Board (as the case may be) under applicable Law and (ii) such Acquisition Proposal constitutes a Superior Proposal; provided, that, the PRE Board or the Axis Board (as the case may be) shall not be permitted to make such a Change of Recommendation unless and until (1) at least five Business Days shall have passed following the PRE Board’s or the Axis Board’s respective receipt of a written notice from the party receiving the Superior Proposal (the “Superior Proposal Notice”) that includes such party’s reasons for the Change in Recommendation and the material terms and conditions of any Superior Proposal (including the identity of the party making such proposal and its financing sources (if applicable), the most current version of the proposed agreement relating thereto and any agreement relating to such financing) that is the basis of the proposed Change of Recommendation (it being understood and agreed that any amendment to the financial or other material terms (including the form or allocation of consideration) of such Superior Proposal shall require a new Superior Proposal Notice and a new five Business Day period during which PRE or Axis (as applicable) shall comply with the terms of this Section 5.8), (2) during such five Business Day period (x) the Axis Board or the PRE Board, as applicable, shall have provided the other party with a reasonable opportunity to make any adjustments to the terms and conditions of this Agreement and the Transactions so that such Acquisition Proposal ceases to be a Superior Proposal and shall negotiate with such party in good faith with respect thereto, and (y) the Axis Board or the PRE Board, as applicable, shall have determined in good faith at the end of such notice period and, after considering the results of such negotiations and the revised proposals made by the other party, if any, and after consultation with its outside legal counsel and financial advisor that the Superior Proposal, giving rise to such Superior Proposal Notice, continues to be a Superior Proposal and that the failure to make such a Change in Recommendation would violate its fiduciary duties under applicable Laws, and (3) the PRE Board or the Axis Board, as the case may be, which is effecting such Change in Recommendation has not materially breached its obligations under this Section 5.8.

(e)           Notwithstanding any Change of Recommendation or anything contained in this Agreement: (i) PRE or Axis, as the case may be, shall call, give notice of, convene and hold the PRE Shareholders Meeting or Axis Shareholders Meeting (as applicable) for the purpose of obtaining the Requisite PRE Vote or Requisite Axis Vote (as applicable), and nothing contained herein shall relieve PRE or Axis, as the case may be, of such obligation, and such obligation shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to PRE or Axis of any Acquisition Proposal, as the case may be, (ii) the Joint Proxy Statement and any and all accompanying materials may include appropriate disclosure with respect to such Change of Recommendation if and to the extent the PRE Board or the Axis Board, as the case may be, determines after consultation with outside legal counsel that the failure to include such disclosure would violate applicable Laws and (iii) neither PRE or Axis shall take any action knowingly to facilitate such Acquisition Proposal including without limitation in connection with any approvals, except as required by applicable Law.

(f)           Each of Axis and PRE agrees that it and its Subsidiaries shall immediately cease and cause to be terminated any existing activities, solicitations, discussions or negotiations, if any, with any Person or its Representatives (other than the parties and their respective Representatives) conducted prior to the date of this Agreement with respect to any Acquisition Proposal, and shall request that any such Person (together with its Representatives) that has executed a confidentiality agreement in connection with an Acquisition Proposal with it or any of its Subsidiaries within the 24-month period prior to the date hereof and that is in possession of confidential information heretofore furnished by or on behalf of it or its Subsidiaries, to return or destroy such information as promptly as practicable, (ii) immediately take all steps necessary (to the extent reasonably possible)to terminate any approval under any confidentiality, “standstill” or similar provision that may have been heretofore given by Axis or PRE to any Person to make an Acquisition Proposal and (iii) take the necessary steps to promptly inform its and its Subsidiaries’ Representatives of the obligations undertaken in this Section 5.8.

(g)           From and after the date of this Agreement, each of Axis and PRE shall promptly orally notify the other party of any request for information or any inquiries, proposals or offers relating to an Acquisition Proposal indicating, in connection with such notice, the name of such Person making such request, inquiry, proposal or offer and the material terms and conditions of any proposals or offers (including the identity of the party making such proposal and its financing sources (if applicable), the most current version of the proposed agreement relating thereto and any agreement relating to such financing) and each of Axis and PRE shall provide to the other party written notice of any such inquiry, proposal or offer within 24 hours of such event and copies of any written or electronic correspondence to or from any Person making an Acquisition Proposal.  Each of Axis and PRE shall keep the other party informed orally, as soon as is reasonably practicable, of the status of any Acquisition Proposal, including with respect to the status and terms of any such proposal or offer and whether any such proposal or offer has been withdrawn or rejected and each of Axis and PRE shall provide to the other party written notice of any such withdrawal or rejection and copies of any written proposals or requests for information within 24 hours.  Each of Axis and PRE also agrees to provide any information to the other party (not previously provided to the other party) that it is providing to another Person pursuant to this Section 5.8 at substantially the same time it provides such information to such other Person.  All information provided to Axis or PRE under this Section 5.8 shall be kept confidential by the receiving party in accordance with the terms of the Confidentiality Agreement.

(h)           Nothing contained in this Agreement shall prevent the Axis Board or the PRE Board, as the case may be, from complying with its disclosure obligations to the Axis Shareholders or the PRE Shareholders, respectively, contemplated by Rule 14d-9, 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act.

5.9           Approvals.

(a)           Other than the Requisite Axis Vote and Requisite PRE Vote, each of the parties agree to obtain all requisite board of directors, shareholder and member approvals, to the extent not obtained prior to the date of this Agreement, required to be obtained to consummate the Transactions.

(b)           Each of Axis and PRE shall fulfill its obligations, and shall cause each of its Subsidiaries to fulfill each of their respective obligations, to inform and consult, under applicable Law, with any employee representative bodies (including any unions, labor organizations or works councils) which represent employees affected by the Transactions.

ARTICLE VI

CONDITIONS

6.1           Conditions to the Obligations of Each Party.  The obligation of each party to consummate the Transactions shall be subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a)           Shareholder Approval. Axis shall have obtained the Requisite Axis Vote in accordance with its Bye-Laws and applicable Law, and PRE shall have obtained the Requisite PRE Vote in accordance with its Bye-Laws and applicable Law.

(b)           NYSE Listing. The Amalgamated Company Common Shares that are to be issued pursuant to the Amalgamated Company Share Issuance shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c)           Transaction Approvals. All Transaction Approvals shall have been filed, have occurred or been obtained and shall be in full force and effect or the waiting periods applicable thereto shall have terminated or expired, in each case, without any Regulatory Material Adverse Effect.

(d)           Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e)           No Injunctions or Restraints.  No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Laws or Orders (whether temporary, preliminary or permanent) that restrain, enjoin or otherwise prohibit consummation of the Amalgamation or the other Transactions.

6.2           Conditions to Obligations of PRE.

 The obligations of PRE to consummate the Transactions shall be subject to the satisfaction of the following conditions unless waived by PRE on or prior to the Closing Date:

(a)           Representations and Warranties. (i) The representations and warranties of Axis set forth in Section 3.2(a) (Capitalization) shall be true and correct in all respects, except for de minimis inaccuracies, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date); (ii) the representations and warranties of Axis set forth in Section 3.2(b)-3.2(g) (Capitalization), Section 3.3 (Corporate Authorization), Section 3.5 (Enforceability), Section 3.9 (Vote Required), Section 3.13(ii)-(iii) (Absence of Certain Changes), Section 3.24 (Takeover Statutes) and Section 3.30 (Brokers and Finders), that are not qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all material respects, and all of such representations that are so qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all respects, in each case as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); (iii) the representations and warranties contained in Section 3.13(iv) shall be true and correct in all respects and (iv) the other representations and warranties of Axis set forth in this Agreement shall be true and correct in all respects, without regard to any “materiality” or “Material Adverse Effect” qualifications contained therein, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of such representations and warranties to be true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)           Performance of Obligations of Axis. Axis shall have performed or complied in all material respects with all obligations and covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           Certification. PRE shall have received a certificate signed on behalf of Axis by the Chief Executive Officer or the Chief Financial Officer of Axis, certifying that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(f) have been satisfied.

(d)           Opinion of Tax Counsel.  PRE shall have received a written tax opinion from PRE’s Counsel, in form and substance reasonably satisfactory to Axis, dated as of the Closing Date, to the effect that for U.S. federal income tax purposes, the Amalgamation will constitute a “reorganization” within the meaning of Section 368(a) of the Code.  In rendering such opinion, PRE’s Counsel shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of PRE and Axis.

(e)           Post-Closing Directors. All required actions shall have been taken such that, immediately following the Effective Time, the PRE Board Designees shall be appointed, and entitled to serve, as Post-Closing Directors of the Amalgamated Company.

(f)           No Axis Material Adverse Effect.  Since the date of this Agreement there shall not have been any effect, change, event or occurrence that has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect with respect to Axis.

(g)           A.M. Best Rating.  Each of Axis’s Insurance Subsidiaries domiciled in Bermuda will have a Financial Strength Rating of at least “A-” from A.M. Best Company, Inc.

6.3           Conditions to Obligations of Axis. The obligations of Axis to consummate the Transactions shall be subject to the satisfaction of the following conditions unless waived by Axis on or prior to the Closing Date:

(a)           Representations and Warranties. (i) Each of the representations and warranties of PRE set forth in Section 3.2(a) (Capitalization) shall be true and correct in all respects, except for de minimis inaccuracies, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date); (ii) the representations and warranties of PRE set forth in Section 3.2(b)-3.2(g) (Capitalization), Section 3.3 (Corporate Authorization) Section 3.5 (Enforceability), Section 3.9 (Vote Required), Section 3.13(ii)-(iii) (Absence of Certain Changes),  Section 3.24 (Takeover Statutes) and Section 3.30 (Brokers and Finders),  that are not qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all material respects, and all of such representations that are so qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all respects, in each case as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); (iii) the representations and warranties contained in Section 3.13(iv) shall be true and correct in all respects and (iv) the other representations and warranties of PRE set forth in this Agreement shall be true and correct in all respects, without regard to any “materiality” or “Material Adverse Effect” qualifications contained therein, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of such representations and warranties to be true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)           Performance of Obligations of PRE. PRE shall have performed or complied in all material respects with all obligations and covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           Certification. Axis shall have received a certificate signed on behalf of PRE by the Chief Executive Officer or the Chief Financial Officer of PRE, certifying that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(e) have been satisfied.

(d)           Opinion of Tax Counsel.  Axis shall have received a written opinion from Axis’s Counsel, in form and substance reasonably satisfactory to PRE, dated as of the Closing Date, to the effect that for U.S. federal income tax purposes the Amalgamation will constitute a “reorganization” within the meaning of Section 368(a) of the Code.  In rendering such opinion, Axis’s Counsel shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of PRE and Axis.

(e)           Post-Closing Directors. All required actions shall have been taken such that, immediately following the Effective Time, the Axis Board Designees shall be appointed, and entitled to serve, as Post-Closing Directors of the Amalgamated Company.

(f)           No PRE Material Adverse Effect. Since the date of this Agreement there shall not have been any effect, change, event or occurrence that has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect with respect to PRE.

(g)           A.M. Best Rating.  Each of PRE’s Insurance Subsidiaries domiciled in Bermuda will have a Financial Strength Rating of at least “A-” from A.M. Best Company, Inc.

ARTICLE VII

TERMINATION AND AMENDMENT

7.1           Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time:

(a)           by mutual written consent of Axis and PRE by action of their respective boards of directors;

(b)           by either Axis or PRE if there shall be any Law that makes consummation of the Transactions illegal or otherwise prohibited, or if any Order enjoins, restrains or otherwise prohibits Axis or PRE from consummating the Transactions and such Order shall have become final and nonappealable provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose failure to comply in any material respect with any covenant or obligation under this Agreement has primarily caused the issuance of any such Order;

(c)           by either Axis or PRE if the Transactions shall not have been consummated on or prior to one year from the date hereof (the “End Date”); provided, that, the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to comply in any material respect with any covenant or obligation under this Agreement has primarily contributed to the failure of the Transactions to occur on or before the End Date;

(d)           by Axis prior to obtaining the Requisite PRE Vote: (A) (i) if the PRE Board shall effect a Change of Recommendation, or (ii) if after the date hereof an Acquisition Proposal with respect to PRE was publicly announced or disclosed (or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal) and the PRE Board fails to reaffirm publicly the PRE Board Recommendation within five Business Days after receipt of a written request from Axis to do so (other than in connection with a tender offer or exchange offer contemplated by Section 5.8(b)(iii)), or (iii) the PRE Board publicly announces an intention to take any of the foregoing actions; or (B) PRE has materially breached its obligations under Section 4.1(e) or Section 5.8;

(e)           by PRE prior to obtaining the Requisite Axis Vote: (A) (i) if the Axis Board shall effect a Change of Recommendation, or (ii) if after the date hereof an Acquisition Proposal with respect to Axis was publicly announced or disclosed (or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal) and the Axis Board fails to reaffirm publicly the Axis Board Recommendation within five Business Days after receipt of a written request from PRE to do so (other than in connection with a tender offer or exchange offer contemplated by Section 5.8(b)(iii)), or (iii) the Axis Board publicly announces an intention to take any of the foregoing actions; or (B) Axis has materially breached its obligations under Section 4.1(d) or Section 5.8;

(f)           by Axis or PRE if at the PRE Shareholders Meeting (including any adjournment or postponement thereof) the Requisite PRE Vote shall not have been obtained;

(g)           by Axis or PRE if at the Axis Shareholders Meeting (including any adjournment or postponement thereof) the Requisite Axis Vote shall not have been obtained; or

(h)           by Axis or PRE if there shall have been a breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure of one or more of the conditions set forth in Section 6.2(a) or 6.2(b) (in the case of a breach by Axis) or Section 6.3(a) or 6.3(b) (in the case of a breach by PRE) to be satisfied on or prior to the End Date, and such breach shall not be capable of being cured or shall not have been cured within 30 Business Days after detailed written notice thereof shall have been received by the party alleged to be in breach.

7.2           Effect of Termination.

(a)           In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement, except for the provisions of the second sentence of Section 4.2, this Section 7.2 and Sections 8.2 through 8.12, shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders with respect thereto.  Notwithstanding the foregoing, nothing in this Section 7.2 shall relieve any party to this Agreement of liability for fraud or any willful and intentional breach of any provision of this Agreement and, if it shall be judicially determined that termination of this Agreement was caused by a willful and intentional breach of this Agreement, then, in addition to other remedies at law or equity for a willful and intentional breach of this Agreement, the party so found to have willfully and intentionally breached this Agreement shall indemnify and hold harmless the other parties for their respective reasonable out-of-pocket costs, fees and expenses of their counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Agreement, including related severance costs and expenses. and related documentation and shareholders’ meetings and consents (collectively, “Costs”), provided, however, that, upon payment by Axis or PRE of the Termination Fee in full, such party shall no longer be required to indemnify and hold harmless the other parties for their respective Costs pursuant to this Section 7.2(a).  No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their respective terms.

(b)           If this Agreement is terminated by Axis for any reason pursuant to Section 7.1(d), then PRE will, within three Business Days following any such termination, pay to Axis or its designee in cash by wire transfer in immediately available funds to an account designated by Axis a termination fee in an amount equal to $250,000,000 (the “Termination Fee”).

(c)           If this Agreement is terminated for any reason by PRE pursuant to Section 7.1(e), then Axis will, within three Business Days following any such termination, pay to PRE or its designee in cash by wire transfer in immediately available funds to an account designated by PRE the Termination Fee.

(d)           If either party terminates this Agreement pursuant to Section 7.1(f) because the Requisite PRE Vote has not been obtained (and, if Axis is the terminating party, the Requisite Axis Vote has not been taken yet or has already been obtained), then PRE shall, as promptly as reasonably practicable (and in any event within three Business Days following such termination), pay to Axis, by wire transfer in immediately available funds, an amount equal to $55,000,000 (the “No Approval Fee”); provided that if: (i) an Acquisition Proposal in respect of PRE was publicly announced or disclosed (or any Person shall have publicly announced an intention to make an Acquisition Proposal in respect of PRE) prior to the PRE Shareholders’ Meeting at which the Requisite PRE Vote (including any adjournment or postponement thereof) was not obtained, and (ii) PRE, within 12 months after the date of such termination, enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination, then PRE will, prior to the earlier of the consummation of a Business Combination or execution of a definitive agreement with respect thereto, also pay to Axis or its designee, in cash by wire transfer in immediately available funds to an account designated by Axis, the Termination Fee less the No Approval Fee.

(e)           If either party terminates this Agreement pursuant to Section 7.1(g) because the Requisite Axis Vote has not been obtained (and, if PRE is the terminating party, the Requisite PRE Vote has not been taken yet or has already been obtained), then Axis shall, as promptly as reasonably practicable (and in any event within three Business Days following such termination), pay to PRE, by wire transfer in immediately available funds, the No Approval Fee; provided that if: (i) an Acquisition Proposal in respect of Axis was publicly announced or disclosed (or any Person shall have publicly announced an intention to make an Acquisition Proposal in respect of Axis) prior to the Axis Shareholders’ Meeting at which the Requisite Axis Vote (including any adjournment or postponement thereof) was not obtained, and (ii) Axis, within 12 months after the date of such termination, enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination, then Axis will, prior to the earlier of the consummation of a Business Combination or execution of a definitive agreement with respect thereto, also pay to PRE or its designee, in cash by wire transfer in immediately available funds to an account designated by PRE, the Termination Fee less the No Approval Fee.

(f)           If this Agreement is terminated by PRE for any reason pursuant to Section 7.1(h) or Section 7.1(c) (i) following the public announcement or disclosure of an Acquisition Proposal in respect of Axis or the intention by any Person to make such an Acquisition Proposal and (ii) within 12 months after the date of such termination pursuant to Section 7.1(h) or Section 7.1(c), Axis enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination, then Axis will, upon the earlier to occur of the entering into such letter of intent, agreement-in-principle, acquisition agreement or other similar agreement and the consummation of such Business Combination, pay to PRE or its designee, in cash by wire transfer in immediately available funds to an account designated by PRE, the Termination Fee.

(g)           If this Agreement is terminated by Axis for any reason pursuant to Section 7.1(h) or Section 7.1(c) (i) following the public announcement or disclosure of an Acquisition Proposal in respect of PRE or the intention by any Person to make such an Acquisition Proposal and (ii) within 12 months after the date of such termination pursuant to Section 7.1(h)or Section 7.1(c), PRE enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination, then PRE will, upon the earlier to occur of the entering into such letter of intent, agreement-in-principle, acquisition agreement or other similar agreement and the consummation of such Business Combination, pay to Axis or its designee, in cash by wire transfer in immediately available funds to an account designated by Axis, the Termination Fee.

(h)           For the purposes of this Section 7.2, “Business Combination” means: (i) a merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving Axis, in the case of Axis, or PRE in the case of PRE, as a result of which the shareholders of Axis or the shareholders of PRE, as applicable, prior to such transaction in the aggregate cease to own more than 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate entity thereof), (ii) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 50% voting or economic interest in Axis or PRE, as applicable, or (iii) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 50% of the consolidated assets (including stock of the respective Subsidiaries of Axis or PRE, as applicable), consolidated net revenues or earnings before interest, Taxes, depreciation and amortization of Axis and its Subsidiaries, taken as a whole, or PRE and its Subsidiaries, taken as a whole, as applicable.

(i)           The parties acknowledge and agree that in no event shall a party be required to pay the Termination Fee on more than one occasion.  In the event the Termination Fee is paid to a party in accordance with this Section 7.2, such payment shall be the sole and exclusive remedy of such party and its Subsidiaries, shareholders and Representatives against the other party or any of its Subsidiaries, shareholders and Representatives with respect to the termination, event or breach giving rise to that payment, except in the case of fraud or any willful or intentional breach of any provision of this Agreement.

(j)           Upon any termination of this Agreement in circumstances where the Termination Fee or the No Approval Fee is payable, the party liable to pay the Termination Fee shall, in addition to payment of the Termination Fee reimburse the other party and its Affiliates (by wire transfer  of immediately available funds), no later than three Business Days after such termination, for 100% of their out-of-pocket fees, costs, obligations owed to third parties and expenses (including reasonable fees and expenses of their counsel) actually incurred by any of them in contemplation of, in connection with or in any way relating to the consideration, negotiation or implementation of this Agreement or the Transactions and other actions contemplated hereby in an amount not to exceed $35,000,000.

Axis and PRE each acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither party would enter into this Agreement.  Accordingly, if the either Axis or PRE (the “Defaulting Party”) fails promptly to pay any amount due to the other pursuant to this Section 7.2, it shall also pay any costs and expenses incurred by the other party in connection with a legal action to enforce this Agreement that results in a judgment against Defaulting Party for such amount, together with interest on the amount of any unpaid fee, cost or expense at the rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made, from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

7.3           Amendment.  This Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after receipt of the Requisite PRE Vote or the Requisite Axis Vote, but after any such approval, no amendment shall be made which by Law requires further approval or authorization by the shareholders of PRE or Axis without such further approval or authorization.  This Agreement may not be amended except by an instrument or instruments in writing signed and delivered by an authorized representative of each of the parties.

7.4           Extension; Waiver.  At any time prior to the Effective Time, Axis (with respect to PRE) and PRE (with respect to Axis) by action taken or authorized by their respective boards of directors, may, to the extent legally allowed (i) extend the time for the performance of any of the obligations or other acts of such other party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement or in any document delivered pursuant to this Agreement.  Any agreement by a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.  No delay by any party in exercising any right hereunder shall operate as a waiver of such right, nor shall any waiver by any party of any such right nor any single or partial exercise of any such right preclude any further exercise of such right or the exercise of any other such right.

ARTICLE VIII

MISCELLANEOUS

8.1           Survival of Representations and Warranties.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for those covenants and agreements contained in this Agreement and such other instruments that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article VIII.

8.2           Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given and shall be deemed given upon receipt if delivered personally, telecopied (delivery of which is confirmed) or dispatched by a nationally recognized overnight courier service to the parties (delivery of which is confirmed) or  by registered or certified mail (postage paid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)           if to Axis:

Axis Capital Holdings Limited
92 Pitts Bay Road
Pembroke, HM 08
Bermuda
Attention:	Richard T. Gieryn, Jr. General Counsel
Facsimile:	(441) 496-2600

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY  10017
New York, NY  10017
Attention:	Gary I. Horowitz
Patrick J. Naughton
Facsimile:	(212) 455-2502

(b)           if to PRE:

PartnerRe Ltd.
Wellesley House South, 90 Pitts Bay Road
Pembroke HM 08, Bermuda
Attention:	Marc Wetherhill / Chief Legal Counsel
Facsimile:	+1 441 292 3060

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention:	Phillip R. Mills
Facsimile:	(212) 701-5800

8.3           Interpretation.

(a)          When a reference is made in this Agreement to an Article, Section, Annex or Exhibit, such reference shall be to an Article, Section, Annex or Exhibit of this Agreement unless otherwise indicated to the contrary. The descriptive Article and Section headings and the table of contents contained in this Agreement are for reference purposes only and are not intended to be part of and shall not affect in any way the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or other document.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Where a word or phrase is defined in this Agreement, each of its other grammatical forms shall have a corresponding meaning.  Any statute defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.  The parties have participated jointly in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted jointly by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.  Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein,” “herewith” and “hereby” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” shall be construed non-exclusively. The phrase “ordinary course of business” shall be construed to be followed by the phrase “consistent with past practice” regardless of whether such phrase is expressed. The phrases “the date of this Agreement,” “the date hereof” and words of similar import, shall be deemed to refer to the date set forth on the cover page of this Agreement.  Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a Business Day, the party having such right or duty shall have until the next Business Day to exercise such right or discharge such duty.  Unless otherwise indicated, the word “day” shall be interpreted as a calendar day.  No summary of this Agreement prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement.  References to “dollars” or “$” are to United States dollars.  Each section or subsection of a Disclosure Letter qualifies the correspondingly numbered representation, warranty or covenant of the Agreement; provided that information disclosed in one section or subsection of a Disclosure Letter shall be deemed to be included in each other section or subsection of such Disclosure Letter in which the relevance of such information would be readily apparent on the face thereof.  Representations and warranties in Article III that are made in reference to a party’s Disclosure Letter or “in the case of” or “with respect to” a certain party and its Subsidiaries or Affiliates are being made only by that party.  Unless the context shall require otherwise, any Contracts, documents, instruments or Laws defined or referred to in this Agreement shall be deemed to mean or refer to such Contracts, documents, instruments or Laws as from time to time may be amended, modified or supplemented, including (i) in the case of Contracts, documents or instruments, by waiver or consent and (ii) in the case of Laws, by succession of comparable successor statutes; provided that, with respect to Contracts, such rule of construction shall only be effective with respect to amendments, modification or supplements effected prior to the date hereof. All references in this Agreement to any particular Law shall be deemed to refer also to any rules and regulations promulgated under that Law.

8.4           Counterparts. This Agreement may be executed in counterparts, which together shall constitute one and the same Agreement. The parties may execute more than one copy of this Agreement, each of which shall constitute an original. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

8.5           Entire Agreement. This Agreement (including the Exhibits and Annexes hereto), the Axis Disclosure Letter, the PRE Disclosure Letter, the Amalgamation Agreement and the Confidentiality Agreement constitute the entire agreement among the parties and supersede all prior agreements and understandings or representations by or among the parties whether written and oral with respect to the subject matter hereof and thereof. The Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement. Each party hereby disclaims any other representation, warranty or inducement, express or implied, as to the accuracy or completeness of any other information made by, or made available by, itself or any of its Representatives, with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, the Amalgamation Agreement or the Transactions.

8.6           Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

8.7           Third-Party Beneficiaries.  Except for the Indemnified Parties intended to benefit from the provisions of Section 5.3, nothing in this Agreement, express or implied, is intended or shall be construed to create any third-party beneficiaries or confer upon any Person other than the parties any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

8.8           Governing Law.  This Agreement shall be governed by and construed with regard to, in all respects, including as to validity, interpretation and effect, the Laws of the State of New York with respect to contracts performed within that state, provided that any provisions of this Agreement which relate to the exercise of a director or officer’s fiduciary duties, statutory duties, obligations and/or statutory provisions, or which arise under, the laws of Bermuda (including but not limited to amalgamations under the Companies Act) shall be governed by and in accordance with the laws of Bermuda.

8.9           Consent to Jurisdiction; Venue. (a) Each party irrevocably and unconditionally consents, agrees and submits to the exclusive jurisdiction of the Supreme Court of Bermuda (and appropriate appellate courts therefrom) (the “Chosen Courts”), for the purposes of any litigation, action, suit or other proceeding with respect to the subject matter hereof. Each party agrees to commence any litigation, action, suit or proceeding relating hereto only in the Supreme Court of Bermuda, or if such litigation, action, suit or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in the other appellate courts therefrom or other courts of Bermuda. Each party irrevocably and unconditionally waives any objection to the laying of venue of any litigation, action, suit or proceeding with respect to the subject matter hereof in the Chosen Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party further irrevocably and unconditionally consents to and grants any such court jurisdiction over the Person of such parties and, to the extent legally effective, over the subject matter of any such dispute and agrees that mailing of process or other documents in connection with any such action or proceeding in the manner provided in Section 8.2 hereof or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof. The parties agree that a final judgment in any such litigation, action, suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

8.10           Specific Performance.  The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or violated, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy under applicable Law.  Accordingly, each party agrees that, in addition to all other remedies to which it may be entitled, each of the parties is entitled to a decree of specific performance and shall further be entitled to an injunction restraining any violation or threatened violation of any of the provisions of this Agreement without the necessity of posting a bond or other form of security.  In the event that any Legal Action should be brought in equity to enforce any of the provisions of this Agreement, no party will allege, and each party hereby waives the defense, that there is an adequate remedy under applicable Law.

8.11           Assignment.  Neither this Agreement nor any of the rights, interests or obligations arising under this Agreement shall be directly or indirectly assigned, delegated sublicensed or transferred by any of the parties (whether by operation of law or otherwise), in whole or in part, to any other Person (including any bankruptcy trustee) without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.12           Expenses.  Subject to the provisions of Section 7.2, all costs and expenses (including those payable to Representatives) incurred in connection with this Agreement and the Transactions and shall be paid by the party incurring such expenses, except that those expenses incurred in connection with filing, printing and mailing the Registration Statement and the Joint Proxy Statement (including filing fees related thereto) and those expenses incurred in connection with obtaining the Transaction Approvals will be shared equally by Axis and PRE.

8.13          Defined Terms. For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“Acceptable Confidentiality Agreement” means any confidentiality agreement entered into by PRE or Axis from and after the date of this Agreement that contains customary confidentiality, “standstill” and other terms that are not materially less favorable in the aggregate to such party than those contained in the Confidentiality Agreement.

“Acquisition Agreement” shall have the meaning set forth in Section 5.8(a).

“Acquisition Proposal” means any proposal or offer made by any Person (other than (A) PRE or its Subsidiaries in the case of a proposal for Axis or (B) Axis and its Subsidiaries in the case of a proposal for PRE) with respect to: (i) a merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving Axis or PRE, as applicable, (ii) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 15% voting or economic interest in Axis or PRE, as applicable, or (iii) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets (including stock of the respective Subsidiaries of Axis or PRE, as applicable), consolidated net revenues or earnings before interest, Taxes, depreciation and amortization of Axis and its Subsidiaries, taken as a whole, or PRE and its Subsidiaries, taken as a whole, as applicable.

 “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person.  For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

 “Agreement” shall have the meaning set forth in the Introduction.

“Amalgamated Company” shall have the meaning set forth in the Recitals.

“Amalgamated Company Board” shall have the meaning set forth in Section 1.5(a).

“Amalgamated Company Bye-Laws” shall have the meaning set forth in Section 1.4.

“Amalgamated Company Common Shares” shall have the meaning set forth in Section 2.1(b).

“Amalgamated Company Memorandum of Association” shall have the meaning set forth in Section 1.4.

“Amalgamated Company Share Issuance” shall mean the Amalgamated Company Common Shares issued by virtue of the Amalgamation.

“Amalgamation” shall have the meaning set forth in the Recitals.

“Amalgamation Agreement” shall have the meaning set forth in the Recitals.

“Amalgamation Application” shall have the meaning set forth in Section 1.1.

“Applicable SAP” means, with respect to any Insurance Subsidiary of PRE or Axis, as the case may be, the applicable statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed or permitted by the Insurance Regulator of the jurisdiction of domicile of such PRE Insurance Subsidiary or Axis Insurance Subsidiary under applicable Insurance Law.

“Appraised Fair Value” shall have the meaning set forth in Section 2.1(e)

“Associate” shall mean each officer or other employee, or individual who is an independent contractor, consultant or director of PRE or Axis, as applicable.

“Assumed Reinsurance Contract” shall mean means a reinsurance or retrocession treaty or agreement, slip, binder, cover note or other similar arrangement or Contract under which any PRE Insurance Subsidiary or Axis Insurance Subsidiary is the reinsurer or retrocessionaire.

 “Axis” shall have the meaning set forth in the Introduction.

“Axis Board” shall have the meaning set forth in the Recitals.

“Axis Board Designees” shall have the meaning set forth in Section 1.5(a).

“Axis Board Recommendation” shall have the meaning set forth in Section 3.4(b).

“Axis Bye-Law Amendment” shall mean amending the Axis Bye-Laws by inserting the words “(including for the purposes of Section 106(4A) of the Act)” after the first mention of the word “business” in bye-law 38 (Quorum for general meetings) and after the word “meeting” in subparagraph (1) of bye-law 43 (Voting at meetings).

“Axis Certificate” shall have the meaning set forth in Section 2.2(a).

“Axis Common Share” shall have the meaning set forth in Section 2.1(a).

“Axis Consideration” shall have the meaning set forth in Section 2.1(c).

“Axis’s Counsel” shall have the meaning set forth in Section 4.4.

“Axis Credit Agreement” shall mean the Credit Agreement, dated as of March 26, 2013, by and among Axis, certain subsidiaries of Axis, the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent.

“Axis Credit Facilities” shall mean the Axis Credit Agreement and the letter of credit facility established pursuant to the Master Reimbursement Agreement, dated as of May 14, 2010, as amended, by and among Axis Specialty Limited, certain subsidiaries of Axis and Citibank Europe PLC.

“Axis Disclosure Letter” shall have the meaning set forth in Section 3.

“Axis Dissenting Holder” shall mean a holder of Axis Common Shares or Axis Preferred Shares who did not vote in favor of the Amalgamation and who complies with all of the provisions of the Companies Act concerning the right of holders of Axis Common Shares or Axis Preferred Shares to require appraisal of their Axis Common Shares or Axis Preferred Shares pursuant to Bermuda Law.

 “Axis Dissenting Shares” shall mean Axis Common Shares or Axis Preferred Shares held by a Dissenting Axis Shareholder.

“Axis Exchange Ratio” shall have the meaning set forth in Section 2.1(c).

“Axis Option” shall have the meaning set forth in Section 2.3(d).

“Axis Other Share-Based Award” shall have the meaning set forth in Section 2.3(f).

“Axis Preferred Shares” shall mean each of Axis’s 6.875% Series C preferred shares and 5.50% Series D preferred shares.

“Axis Restricted Share Award” shall have the meaning set forth in Section 2.2(c).

“Axis SEC Reports” shall mean SEC Reports of Axis.

“Axis Share Plans” shall mean the Axis Capital Holdings Limited 2013 Executive Long-Term Equity Compensation Program, the Axis Capital Holdings Limited 2007 Long-Term Equity Compensation Plan, the Axis Capital Holdings Limited 2003 Long-Term Equity Compensation Plan and the Axis Capital Holdings Limited 2003 Directors Long-Term Equity Compensation Plan, in each case, as amended from time to time.

“Axis Share Register” shall have the meaning set forth in Section 2.2(a).

“Axis Shareholders” shall mean the holders of Axis Common Shares.

“Axis Shareholders Meeting” shall have the meaning set forth in Section 4.1(d).

“Benefit Plans” shall have the meaning set forth in Section 3.18(a).

“Business Combination” shall have the meaning set forth in Section 7.2(h).

“Bye-Laws” shall have the meaning set forth in Section 3.1(c).

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which banking institutions in New York or Bermuda are obligated by Law or executive order to be closed.

“Ceded Reinsurance Contract” means a reinsurance or retrocession treaty or agreement, slip, binder, cover note or other similar arrangement or Contract under which any Insurance Subsidiary of PRE or Axis, as applicable, is a cedent or retrocedent.

“Certificate of Amalgamation” shall have the meaning set forth in Section 1.1.

“Change of Recommendation” shall have meaning set forth in Section 5.8(b).

“Chosen Courts” shall have the meaning set forth in Section 8.9(a).

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall have the meaning set forth in the Recitals.

“Companies Act” shall have the meaning set forth in the Recitals.

“Common Share Trust” shall have the meaning set forth in Section 2.2(g).

“Confidentiality Agreement” shall have the meaning set forth in Section 4.2.

“Consideration” shall have the meaning set forth in Section 2.1(d).

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations.

“Continuing Employee” shall mean any employee of Axis or PRE or any of their respective Subsidiaries who continues employment with the Surviving Company or any of its Affiliates.

“Costs” shall have the meaning set forth in Section 7.2(a).

“Data Protection Laws” means any data protection Laws and regulations in the United States of America, the European Union, or elsewhere in the world.

“Defaulting Party” shall have the meaning set forth in Section 7.2(j).

“Disclosure Letter” shall have the meaning set forth in Article III.

“End Date” shall have the meaning set forth in Section 7.1(b).

“Effective Time” shall have the meaning set forth in Section 1.1.

“Environmental Law” means any Applicable Law that has as its principal purpose the protection of the environment.

“Equity Award” shall have the meaning set forth in Section 3.2(a).

“ERISA” shall have the meaning set forth in Section 3.18(a).

“ESPP” shall mean PRE’s 2009 Employee Share Purchase Plan.

“Event” shall mean any event, change or effect.

“Excess Shares” shall have the meaning set forth in Section 2.2(g).

“Exchange Act” shall have the meaning set forth in Section 3.8(b).

“Exchange Agent” shall have the meaning set forth in Section 2.2(a).

“Exchange Fund” shall have the meaning set forth in Section 2.2(b).

 “Excluded Shares” shall have the meaning set forth in Section 2.1(a).

“Financing” shall have the meaning set forth in Section 5.7.

“GAAP” shall have the meaning set forth in Section 3.11(a)(ii).

“Grant Date” shall mean shall have the meaning set forth in Section 3.2(c).

“Governmental Entity” shall have the meaning set forth in Section 3.8.

“Hazardous Substance” means any pollutant, contaminant, or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law.

“HSR Act” shall have the meaning set forth in Section 3.8(e).

“Indemnified Parties” shall have the meaning set forth in Section 5.3(a).

“Information Security Breach” means any unauthorized acquisition of or access to, or unauthorized disclosure of, any Personal Data of employees or customers of a party or any of its Subsidiaries.

“Insurance Laws” means all Laws (including all applicable domestic, foreign (including Bermuda), national, provincial, federal, state and local statutes and regulations) regulating the business and products of insurance or concerning the regulation of insurance companies (including acquisition of control), all applicable requirements relating to the sale, issuance, marketing, advertising, and administration of insurance products and all applicable Orders of Insurance Regulators.

“Insurance Regulator” means all Governmental Entities regulating the business of insurance and reinsurance under applicable Insurance Law.

“Insurance Subsidiaries” shall have the meaning set forth in Section 3.16(a).

“Intellectual Property” means: (i) patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrights (including copyrights in computer software and Internet websites) and registrations and applications for registration thereof, (iv) trade secrets under applicable Laws, including confidential and proprietary information and know-how, (v) moral rights, rights of publicity and rights of privacy, and (vi) any other intellectual property rights, or similar proprietary or industrial rights, under the Laws of any jurisdiction.

“Interested Party Transaction” shall mean have the meaning set forth in Section 3.25(a).

“Investment Assets” shall have the meaning set forth in Section 3.15(a).

“Investment Guidelines” shall have the meaning set forth in Section 3.15(a).

“IT Systems” shall mean, with respect to a party and its Subsidiaries, all information technology systems, owned or otherwise used by such party or its Subsidiaries in their respective businesses, including servers, computer hardware, networks, software, databases, telecommunications systems, interfaces, and their related systems.

“Joint Proxy Statement” shall have the meaning set forth in Section 3.28.

“Knowledge” shall mean the actual knowledge, without due inquiry, of the officers of Axis set forth in Section 8.13(a) of the Axis Disclosure Letter or the officers of PRE set forth in Section 8.13(a) of the PRE Disclosure Letter, as the case may be.

“Law” shall mean any law, statute, ordinance, arbitration award, or any rule, regulation, judgment, order, writ, injunction, decree, agency requirement or published interpretation of any Governmental Entity.

“Leased Real Property” shall have the meaning set forth in Section 3.22(b).

“Legal Actions” shall have the meaning set forth in Section 3.14.

“Liabilities” shall have the meaning set forth in Section 3.12(a).

“Liens” means any liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances.

“Material Adverse Effect” means, with respect to any party, any event, circumstance, change or effect that is materially adverse (a) to the business, operations, assets or financial condition of such party or its Subsidiaries, taken as a whole, or (b) on the ability of such party to perform its obligations hereunder without material delay or impairment; provided, that, in this case of paragraph (a) in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any events, circumstances, changes or effects resulting from any of the following be taken into account in determining whether there has been, or will be, a Material Adverse Effect:

(i) (A) a change in general political, legislative, economic or financial market conditions or securities, credit, financial or other capital markets or currency conditions; (B) the commencement, continuation or escalation of actions or war, armed hostilities, sabotage, acts of terrorism, or other man-made disaster; (C) changes, circumstances or events generally affecting the property and casualty insurance and reinsurance industry in the geographic areas and product markets in which such party or its Subsidiaries conduct business; (D) any change in any applicable Laws; (E) any change in GAAP or Applicable SAP following the date of this Agreement; or (F) liabilities under policies of insurance written or Assumed Reinsurance Contracts from any terrorist act, earthquake, hurricane, tsunami, tornado, windstorm, epidemic or other natural or man-made disaster; except in the case of the foregoing clauses (A) through (E) to the extent those events, circumstances, changes or effects have a disproportionate effect on such party and its Subsidiaries compared to other companies of similar size operating in the industries and geographic regions in which such party and its Subsidiaries operate; and

(ii) (A) the public announcement of the execution of this Agreement or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, cedents, reinsureds, retrocessionaires, reinsurance brokers or intermediaries, suppliers, vendors, lenders, venture partners or employees; (B) any decline, in and of itself, in the market price, or change in trading volume, of the PRE Common Shares or Axis Common Shares, as applicable; (C) the failure, in and of itself, to meet any revenue, earnings or other projections, forecasts or predictions for any period ending following the date of this Agreement; (D) any action taken at the written request of the other party; or (E) any change or announcement of a potential change in such Person’s or any of its Subsidiaries’ credit or claims paying rating or the rating of any of its or its Subsidiaries’ businesses or securities, provided, that the exceptions described in the foregoing clauses (B) and (C) shall not prevent or otherwise affect a determination that any underlying changes, state of facts, circumstances, events or effects have resulted in, or contributed to, a Material Adverse Effect.

“Material Contract” shall have the meaning set forth in Section 3.17(a).

“Memorandum of Association” shall have the meaning set forth in Section 3.1(c).

“No Approval Fee” shall have the meaning set forth in Section 7.2(d).

“Non-U.S. Benefit Plans” shall have the meaning set forth in Section 3.18(a).

“NYSE” shall have the meaning set forth in Section 3.8(c).

“Order” means any order, judgment, injunction, award, decree or writ handed down, adopted or imposed by any Governmental Entity.

“Organizational Documents” means, with respect to any entity, the memorandum of association or the certificate or articles of incorporation and bye-laws or by-laws of such entity, or any similar organizational documents of such entity.

“Owned Intellectual Property” shall have the meaning set forth in Section 3.21(a)(iii).

“Owned Real Property” shall have the meaning set forth in Section 3.22(a).

“Party Assets” shall have the meaning set forth in Section 3.6(b).

“Party Contracts” shall have the meaning set forth in Section 3.6(c).

“parties” shall have the meaning set forth in the Introduction.

“Permits” shall have the meaning set forth in Section 3.23(a).

“Person” shall mean an individual, a company, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

“Personal Data” has the same meaning as the term “personal data,” “personal information,” or the equivalent under applicable Data Protection Laws.

“Permitted Encumbrance” means, with respect to a party: (i) statutory liens securing payments not yet due or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP and Liens for Taxes not yet due or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the most recent financial statements included in the SEC Reports of such party, (ii) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties, (iii) restrictions on transfer imposed by applicable Laws, (iv) assets pledged or transferred to secure reinsurance or retrocession obligations, (v) ordinary course securities lending and short-sale transactions entered into in accordance with the Investment Guidelines, (vi) investment securities held in the name of a nominee, custodian or other record owner, (vii) statutory deposits required under any applicable Insurance Laws or as may be required under other applicable Laws or Material Contracts, Reinsurance Contracts or Benefit Plans,(viii) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice, (ix) zoning, building codes and other land use laws regulating the use or occupancy of any Owned Real Property or Leased Real Property or the activities conducted thereon and which are not violated by the current use or occupancy of such Owned Real Property or Leased Real Property, (x) encumbrances and restrictions on any Owned Real Property or Leased Real Property (including easement, covenants, conditions, rights of way and similar restrictions) that, individually or in the aggregate, do not materially impair, and would not reasonably be expected to materially impair, the present or intended use, occupancy and/or operation of such Owned Real Property or Leased Real Property, or (xi) any failure to hold good title which would not reasonably be expected, individually or in the aggregate, to materially detract from the value of any of the property, rights or assets of the business of such party or any of the Subsidiaries of such party or materially interfere with the use thereof as currently used by such party or, as the case may be, any of the Subsidiaries of such party.

“Policies” shall mean all policies, policy forms, binders, slips, treaties, certificates, insurance or reinsurance contracts or participation agreements and other agreements of insurance or reinsurance, whether individual or group (including all applications, supplements, endorsements, riders and ancillary agreements in connection therewith) and all amendments, applications and certificates pertaining thereto issued by a party or any of its Insurance Subsidiaries.

“Post-Closing Directors” shall have the meaning set forth in Section 1.5(a).

“PRE” shall have the meaning set forth in the Introduction.

“PRE Board” shall have the meaning set forth in the Recitals.

“PRE Board Designees” shall have the meaning set forth in Section 1.5(b).

“PRE Board Recommendation” shall have the meaning set forth in Section 3.4(a).

“PRE Certificate” shall have the meaning set forth in Section 2.2(a).

“PRE Common Share” shall have the meaning set forth in Section 2.1(b).

“PRE Consideration” shall have the meaning set forth in Section 2.1(b).

“PRE’s Counsel” shall have the meaning set forth in Section 4.4.

PRE Credit Facilities” shall mean those letter of credit facilities set forth on Schedule 8.13 of the PRE Disclosure Letter.

“PRE Disclosure Letter” shall have the meaning set forth in Section 3.

“PRE Dissenting Holder” shall mean a holder of PRE Common Shares or PRE Preferred Shares who did not vote in favor of the Amalgamation and who complies with all of the provisions of the Companies Act concerning the right of holders of PRE Common Shares or PRE Preferred Shares to require appraisal of their PRE Common Shares or PRE Preferred Shares pursuant to Bermuda Law.

“PRE Dissenting Shares” shall mean PRE Common Shares or PRE Preferred Shares held by a PRE Dissenting Holder.

“PRE Exchange Ratio” shall have the meaning set forth in Section 2.1(b).

“PRE Option” shall have the meaning set forth in Section 2.3(a).

“PRE Preferred Shares” shall mean each of PRE’s 6.50% Series D Cumulative Preferred Shares, $1.00 par value, 7.25% Series E Cumulative Preferred Shares, $1.00 par value and 5.875% Series F Non-Cumulative Preferred Shares, $1.00 par value.

 “PRE SAR” shall have the meaning set forth in Section 2.3(b).

“PRE SEC Reports” shall mean SEC Reports of PRE.

“PRE Share Plans” shall mean the PartnerRe Ltd. Amended and Restated Employee Equity Plan, the PartnerRe Ltd. Amended and Restated Non-Employee Directors Share Plan and the PartnerRe Ltd. Amended Employee Incentive Plan, in each case, as amended from time to time.

“PRE Share Register” shall have the meaning set forth in Section 2.2(a).

“PRE Shareholders” shall have the meaning set forth in Section 2.1(b).

“PRE Shareholders Meeting” shall have the meaning set forth in Section 4.1(e).

“PRE Other Share-Based Award” shall have the meaning set forth in Section 2.3(c).

“Prospectus” shall have the meaning set forth in Section 3.28.

“Purchase Plans” shall have the meaning in Section 5.5.

“Real Property Leases” shall have the meaning set forth in Section 3.22(b).

 “Registrar” shall have the meaning set forth in Section 1.1.

“Registration Statement” shall have the meaning set forth in Section 3.28.

“Regulatory Material Adverse Effect” shall have the meaning set forth in Section 4.3(d).

“Reinsurance Contracts” means the Assumed Reinsurance Contracts and the Ceded Reinsurance Contracts.

“Representatives” shall have the meaning set forth in Section 5.8(a).

“Required Permits” shall  have the meaning set forth in Section 3.23(a).

“Requisite Axis Vote” means the affirmative vote of a majority of the votes cast at a duly convened meeting of the shareholders of Axis at which a quorum is present in accordance with Axis’s Bye-Laws to approve and adopt this Agreement, the Amalgamation Agreement and the Amalgamation; provided, that if the Axis Bye-Law Amendment is not approved, then “Requisite Axis Vote” shall mean the affirmative vote of three-fourths of the votes cast at a duly convened meeting of the shareholders of Axis at which a quorum is present to approve and adopt this Agreement, the Amalgamation Agreement and the Amalgamation in accordance with section 106 (4A) of the Companies Act.

“Requisite PRE Vote” means the affirmative vote of a majority of the votes cast at a duly convened meeting of the shareholders of PRE, at which a quorum is present in accordance with PRE’s Bye-Laws, to approve and adopt this Agreement, the Amalgamation Agreement, and the Amalgamation.

“SEC” shall have the meaning set forth in in Section 3.8(b).

“SEC Reports” shall have the meaning set forth in Section 3.10(a).

“Securities” shall have the meaning set forth in Section 3.2(b).

“Securities Act” shall have the meaning set forth in Section 3.8(b).

“Shareholders Meeting” shall have the meaning set forth in Section 3.28.

“SSPP” shall mean PRE’s Swiss Share Purchase Plan.

“Statutory Statements” shall have the meaning set forth in Section 3.16(c).

“Subsidiary” shall mean, as to any Person, any corporation, partnership, joint venture, limited liability company, trust, estate or other Person of which (or in which), directly or indirectly, more than 50% of: (i) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (ii) the interest in the capital or profits of such partnership, joint venture or limited liability company or other Person or (iii) the beneficial interest in such trust or estate, is at the time owned by such first Person, or by such first Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries.

“Superior Proposal” means a bona fide written Acquisition Proposal (except that references in the definition of the “Acquisition Proposal” to 15% shall be replaced by 50%) made after the date of this Agreement by any Person (other than (A) PRE or its Subsidiaries in the case of a proposal for Axis or (B) Axis and its Subsidiaries in the case of a proposal for PRE on terms that the Axis Board or the PRE Board, as applicable, determines in good faith, after consultation with its outside legal counsel and financial advisors, and considering such factors as the Axis Board or the PRE Board, as the case may be, considers to be appropriate (including all the terms and conditions of the Acquisition Proposal, including any break-up fees, conditions to consummation, the timing and likelihood of consummation of such proposal), are more favorable to Axis and the Axis Shareholders or PRE and the PRE Shareholders, as applicable, than the transactions contemplated by this Agreement, taking into account any change to the transaction proposed by PRE or Axis, as applicable.

“Superior Proposal Notice” shall have the meaning set forth in Section 5.8(d).

“Takeover Statutes” shall have the meaning set forth in Section 3.24(a).

“Taxes” shall mean any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other similar charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, occupation, premium or net worth, and taxes or other similar charges in the nature of excise, withholding, ad valorem, value added, estimated taxes, or custom duties.

“Tax Return” means any report, return, document, declaration or other information or filing required to be filed with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including, without limitation, information returns, declarations of estimated Taxes, amended returns or claims for refunds (and any attachments thereto).

“Termination Fee” shall have the meaning set forth in Section 7.2(b).

“Transactions” means the transactions contemplated by this Agreement and the Amalgamation Agreement, including the Amalgamation.

“Transaction Approvals” shall mean have the meaning set forth in Section 3.8(f).

“Treasury Regulations” shall have the meaning set forth in the Recitals.

“Uncertificated Axis Common Shares” shall have the meaning set forth in Section 2.2(a).

“Uncertificated PRE Common Shares” shall have the meaning set forth in Section 2.2(a).

“U.S. Benefit Plans” shall have the meaning set forth in Section 3.18(b).

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

AXIS CAPITAL HOLDINGS LIMITED

By:	/s/ Albert A. Benchimol
	Name:	Albert A. Benchimol
	Title:	Chief Executive Officer and President

PARTNERRE LTD.

By:	/s/ David Zwiener
	Name:	David Zwiener
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Amalgamation]